82-4345

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

November 14, 2003

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to public and filed with the SET:

1. Documents made or required to make public and filed or required to file with the SET translated into English
2. Audited Financial Statements
   - The Bank's Financial Statement for Half year ended June 30, 2003

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,

(Siribunchong Uthayophas)
Senior Vice President
Manager, Investor Relations Division

1. Documents made or required to make public and filed or required to file with the SET translated into English.
   - List of Information furnished to public and filed with the SET since Aug 2003.

Document No.	Date Published, or distributed	Document
1	Aug 8, 2003	Result of ECD Conversion
2	Aug 27, 2003	SCB Sold 2,420,000 shares in Siam General Factoring PCL.
3	Aug 27, 2003	Results of operation for the first quarter of 2003 after review by the independent auditor.
4	Aug 28, 2003	SCB has invested in ITV's through the conversion of warrants into ordinary shares.
5	Aug 28, 2003	Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)
6	Sep 5, 2003	Result of ECD Conversion
7	Sep 5, 2003	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
8	Sep 8, 2003	SCB Securities Co., Ltd. (99.99% owned by the Siam Commercial Bank Plc.) has purchased 4,000,000 ordinary shares in SCB Asset Management Co., Ltd.
9	Sep 8, 2003	SCB Securities Co., Ltd. (99.99% owned by the Siam Commercial Bank Plc.) has purchased 999,996 ordinary shares in Hunters Asset Management Co., Ltd.

— List of Information furnished to public and filed with the SET since Aug 2003. (Continued)

Document No.	Date Published, or distributed	Document
10	Sep 16, 2003	SCB Research Institute Company Limited is completed as prescribed under Section 1270 of the Civil and Commercial Code.
11	Sep 22, 2003	SCB would like to inform its investment in newly issued ordinary shares of Christiani&Nielsen (Thai) PCL under the company's rehabilitation plan.
12	Sep 26, 2003	Audit Committee Member's Resignation
13	Sep 29, 2003	Result of warrant exercise for preferred shares
14	Sep 29, 2003	SCB Securities Co., Ltd. (99.99% owned by the Siam Commercial Bank Plc.) has purchased 400,000 ordinary shares in SCB Asset Management Co., Ltd.
15	Sep 30, 2003	SCB would like to inform its investment in ordinary share of SG Land Co.,Ltd. under the company's rehabilitation plan
16	Oct 8, 2003	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
17	Oct 16, 2003	SCB PCL announces the results of operation for the third quarter of 2003 before review by the independent auditor
18	Oct 16, 2003	Form for Report on Names of Members and Scope of Performance Of the Audit Committee
19	Oct 22, 2003	Notification as to the result of Conversion of Subordinated Convertible Debenture
20	Nov 3, 2003	SCB Invests in 500,000 new ordinary shares of SINGBURI SUGAR COMPANY LTD.

2. Audited Financial Statements

The Bank's Financial Statement for Half year ended June 30, 2003

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders since Aug 2003.

Document No.	Date Published, or distributed	Document
1	Aug 28, 2003	Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)
2	Sep 5, 2003	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
3	Sep 26, 2003	Audit Committee Member's Resignation
4	Sep 29, 2003	Result of warrant exercise for preferred shares
5	Oct 8, 2003	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
6	Oct 16, 2003	Form for Report on Names of Members and Scope of Performance Of the Audit Committee
7	Oct 22, 2003	Notification as to the result of Conversion of Subordinated Convertible Debenture

Date : August 8, 2003

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of July 2003.

Respectfully yours,

The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph

Senior Executive Vice President

Corporate Banking Group

SCB SOLD 2,420,000 SHARES IN SIAM GENERAL FACTORING PCL.

Transaction Date	: 25-26 August 2003
Transaction Asset	: Ordinary shares of Siam General Factoring Public Company Limited
Objective	: To decrease investment proportion of SCB in Siam General Factoring Public Company Limited.
Type of Business	: Factoring
Registered Capital	: 745,328,920.00 Baht divided into 73,654,807 ordinary shares and 8,780,850 prefered shares
Paid-up Capital	: 682,751,530.00 Baht divided into 68,268,387 ordinary shares and 6,766 predered shares
Par Value	: 10.00 Baht per share
Number of shares sold	: 2,420,000 ordinary shares
Selling Price	: 8.94 Baht per share
Value of Transaction	: 21,627,100 Baht
Percentage of shares	: After the aforesaid Transaction; SCB holds 6,252,291 ordinary shares of Siam General Factoring Public Company Limited, representing 9.16% of its paid-up capital.
Size of Transaction	: 0.0267% of SCB's net profit, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

Date: August 27, 2003

The Siam Commercial Bank PCL announces the results of operation for the second quarter of 2003 after audit by the independent auditor.

Bank-only Financial Statements

1. Summary of significant operating results for the second quarter of 2003.

Operating results after audit by the independent auditor remained the same as the preliminary results released on July 18, 2003.

On a bank-only basis, the Bank achieved a net profit of Baht 2,895 million in the second quarter of 2003, compared with Baht 363 million in the same quarter of 2002 and Baht 3,077 million in the first quarter of 2003 due mainly to low loan loss provision, improved net interest and dividend income, higher income from subsidiaries due to improvement in the business and economic environment and a decline in loss from diminution in value of assets. Net profit before loan loss provision was recorded at Baht 3,495 million compared with Baht 2,875 million and Baht 3,677 million in the second quarter of 2002 and the first quarter of this year, respectively.

2. Balance Sheet as at June 30, 2003

Total loans outstanding before allowance for doubtful accounts were Baht 487,853 million, increased 0.6% from the end of last year. Allowance for doubtful accounts was Baht 79,026 million. Accrued interest receivables were Baht 2,321 million.

Total deposits stood at Baht 584,733 million, an increase of Baht 16,131 (2.8%) from the end of last year but a decrease of Baht 3,116 million from the first quarter of this year (0.5%).

Shareholders' equity stood at Baht 60,195 million, equivalent to a book value of Baht 19.18 per share (Quarter 1/2003 : Baht 17.54 per share). Total capital funds were Baht 62,631 million or 13.4% of total risk assets, of which 7.8% was Tier 1 capital.

3. Non-Performing Loans and Problem Classified Loans

As at June 30, 2003, the Bank had Non-Performing Loans (NPLs) per the Bank of Thailand's notification dated January 16, 2003 of Baht 120,634 million, or 24.5% of total loans including loans to financial institutions, marginally increased from Baht 118,753 million (24.5% of total loan) at the first quarter of this year.

Problem Classified Loans (Substandard and lower) as at June 30, 2003 were Baht 121,643 million, or 24.8% of total classified loans excluding Interbank and Money Market Items, slightly increased from Baht 119,694 million (24.7%) at the first of this year.

Consolidated Financial Statements

On a consolidated basis, the Bank posted a net profit of Baht 2,895 million in the second quarter of 2003. Income and expenses in general showed the same trends as in the Bank only results. Compared with the second quarter of last year, net interest income increased by Baht 274 million and non-interest expenses decreased by Baht 251 million. However, non-interest income decreased by Baht 12 million while the income improved marginally on a bank-only basis.

As at June 30, 2003, total consolidated assets of the Bank and its subsidiaries were Baht 707,565 million (December 2002: Baht 675,722 million), while consolidated liabilities were Baht 646,315 million (December 2002: Baht 622,657 million), and total shareholders' equity was Baht 61,250 million (December 2002: Baht 53,065 million).

Date : 28/8/2003

SCB has invested in ITV's through the conversion of warrants into ordinary shares.

Transaction Date	:	August 27, 2003
Transaction Assets	:	ITV Public Company Limited's ordinary shares
Objective	:	To exercise warrants into ordinary shares
Type of Business	:	UHF Television Station
Registered Capital	:	Baht 6,300.00 MM.
Paid up Capital	:	Baht 5,750.00 MM.
Par Value	:	5.00 Baht per share
Amount of Exercised Warrants	:	18,000,000 units
Exercise Ratio	:	1 warrant : 1 ordinary share
Exercise Price	:	5.00 Baht : 1 ordinary share
Total Value of Transaction	:	90,000,000.00 Baht
Transaction Description	:	SCB exercised 18,000,000 units of ITV's warrants into 18,000,000 ordinary shares at the price of 5.00 baht per share.
Percentage of Shares	:	Upon the completion of transaction, SCB will hold ordinary shares of ITV 174,894,754 - In case all 50,000,000 units of the warrants are exercised, SCB will hold 14.57% of ITV's 6,000.00 million baht paid-up capital. - In case no other warrants are exercised, SCB will hold the maximum of 14.97% of ITV's 5,840.00 million baht paid-up capital.
Transaction Size	:	0.04% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

- Translation from Thai Text -

BSS 460106 August 28, 2003

President,

The Stock Exchange of Thailand

Re: Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

The Bank wishes to give notice that the warrant exercise date will be on September 22, 2003. The procedure for exercising warrants for preferred shares of the Bank is as follows:

Notice of exercise period: September 8-21, 2003

Exercise date: September 22, 2003

Place: Siam Commercial Bank PCL's head office and all branches

Exercise procedure:

1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours:

   09.30 a.m. - 15.30 p.m. for head office and branches in Bangkok Metropolitan

   08.30 a.m. - 15.30 p.m. for other provincial branches

2. Form of exercise notice is obtainable at the Bank's head office and all branches.

3. The following documents must be delivered for the exercise
   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in
   (2) Warrant certificates in the amount specified in the notice of exercise
   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificate and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to the holders.

Warrant exercise by non-Thai persons: Non -Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

Date : September 5, 2003

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of August 2003.

- TRANSLATION FROM THAI TEXT -

BSS 460107 September 5, 2003

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on September 30, 2003 is as follows:

Conversion Notice	September 15 – 29, 2003
Exercise Date	September 30, 2003
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.
	(3) Documents required to be delivered for conversion are: 1. form of conversion notice as prescribed by the Bank; 2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

D:/SCB_P16/Set_E_1.doc

Ref : TS460793

Date : Sep 8, 2003

SCB Securities Co., Ltd. (99.99% owned by the Siam Commercial Bank Plc.) has purchased 4,000,000 ordinary shares in SCB Asset Management Co., Ltd.

Transaction Asset	:	Ordinary Share of SCB Asset Management Co., Ltd.
Purchaser	:	SCB Securities Co., Ltd.
Objective	:	Long-term Investment
Type of Business	:	Asset Management Company
Registered Capital	:	200,000,000 Baht (Paid-up 100,000,000 Baht) divided into 20,000,000 shares with a par value of 10 Baht per share (Paid-up 5 Baht per share)
Type of Transaction	:	

Transaction Date	Sellers	No. of Shares	Price (Baht/Share)	Invested Amount (Baht)
September 5, 2003	American International Assurance Co.,Ltd	4,000,000	9.43	37,720,000

Proportion	:	After this transaction, SCB and SCB Securities Co., Ltd. will hold a total of 98.00% stake in SCB Asset Management Co., Ltd. with SCB holds 6,400,000 shares (32%) and SCB Securities Co., Ltd. holds another 13,200,000 shares (66%).
Transaction Size	:	0.077% of Total Net Assets

Ref : TS460794

Date : Sep 8, 2003

SCB Securities Co., Ltd. (99.99% owned by the Siam Commercial Bank Plc.) has purchased 999,996 ordinary shares in Hunters Asset Management Co., Ltd.

Transaction Asset	:	Ordinary Share of Hunters Asset Management Co., Ltd.
Purchaser	:	SCB Securities Co., Ltd.
Objective	:	Long-term Investment
Type of Business	:	Asset Management Company
Registered Capital	:	20,000,000 Baht divided into 2,000,000 shares with a par value of 10 Baht per share
Type of Transaction	:	

Transaction Date	Type of Transaction	No. of Shares	Price (Baht/Share)	Invested Amount (Baht)
August 26, 2003	SCB Securities Co.,Ltd has purchased ordinary shares in Hunters Asset Management Co., Ltd.	999,996	10.00	9,999,960

Proportion	:	49.9998% of registered and paid up capital
Transaction Size	:	0.0014% of Total Assets

Ref	: EQI 460813
Date	: September 16, 2003

SCB would like to inform SET that the liquidation of SCB Research Institute Company Limited is completed as prescribed under Section 1270 of the Civil and Commercial Code. The details of which are as follows;

Registration Date	:	September 16, 2003
Type of Business	:	Research
Reason for dissolution	:	Due to the fact that SCB Research Institute Co., Ltd. did not wish to continue its operation, the shareholders, by the resolution of the Extraordinary Meetings no. 1/2545 and 2/2545 dated February 11, 2002 and February 27, 2002 respectively, decided to dissolve the company.
Effect on SCB	:	SCB would have to realize a gain of 1,390,676 Baht from this investment.

Date : September 22, 2003

Attn. : Khun Chanita

SCB would like to inform its investment in newly issued ordinary shares of Christiani&Nielsen (Thai) PCL under the company's rehabilitation plan.

Transaction Date	:	September 19, 2003
Involved Parties	:	Seller – Christiani&Nielsen (Thai) PCL ("CNT") Buyer – Siam Commercial Bank PCL ("SCB")
Relationship of the Parties	:	SCB holds 42.25% of CNT's paid-up capital
Transaction Assets	:	Newly issued ordinary shares of CNT
Objective	:	As part of CNT's rehabilitation plan
Type of Business	:	Construction
Current Paid-up Capital	:	Baht 1,411,835.20
Par Value	:	Baht 0.01 per share
Type of Transaction	:	SCB exercise the right to purchase newly issued ordinary shares of CNT
Number of Shares	:	13,124,389,300 shares
Price	:	Bath 0.01 per share
Value of Investment	:	Baht 131,243,893.00
New Paid-up Capital	:	Baht 312,015,579.20
Proportion of Valuation	:	42.25% of paid-up capital
Pricing of Assets	:	At par value of Baht 0.01 per share
Anticipated Benefit	:	Capital gain
Transaction Size	:	1.484% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

- Translation -

BSS. 460110 26 September 2003

The President,
The Stock Exchange of Thailand

Re: Audit Committee Member's Resignation

Dear Sir,

The Siam Commercial Bank PCL would like to inform that M.R. Disnadda Diskul, Chairman of the Audit Committee, has resigned from his position as Chairman and a Member of the Audit Committee of the Siam Commercial Bank PCL effective on 26 September 2003, because he has many other demanding commitments.

M.R. Disnadda Diskul will continue to serve as a member of the Siam Commercial Bank's Board of Directors.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)
President and CEO

- Translation from Thai Text -

BSS. 460111 September 29, 2003

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For September 22, 2003, the results of warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	58,563	units
Exercise applications, this period	27,100	units
Outstanding unexercised warrants	114,915,220	units
Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	58,563	units
Exercise applications, this period	27,100	units
Remaining preferred shares issuale	114,915,220	units
Warrant exercise in this period by nationality		
Non-Thai nationals	21,872	shares
Thai nationals	5,228	shares

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

Ref : EQ460843

Date : Sep 29, 2003

SCB Securities Co., Ltd. (99.99% owned by the Siam Commercial Bank Plc.) has purchased 400,000 ordinary shares in SCB Asset Management Co., Ltd.

Transaction Asset	:	Ordinary Share of SCB Asset Management Co., Ltd.
Purchaser	:	SCB Securities Co., Ltd.
Objective	:	Long-term Investment
Type of Business	:	Asset Management Company
Registered Capital	:	200,000,000 Baht (Paid-up 100,000,000 Baht) divided into 20,000,000 shares with a par value of 10 Baht per share (Paid-up 5 Baht per share)
Type of Transaction	:	

Transaction Date	Sellers	No. of Shares	Price (Baht/Share)	Invested Amount (Baht)
September 26, 2003	Lloyd George Management (Hong Kong) Ltd.	400,000	9.43	3,772,000

Proportion	:	After this transaction, SCB and SCB Securities Co., Ltd. will hold a total of 100.00% stake in SCB Asset Management Co., Ltd. with SCB holds 6,400,000 shares (32%) and SCB Securities Co., Ltd. holds another 13,600,000 shares (68%).
Transaction Size	:	0.0077% of Total Net Assets

Date : September 30 , 2003

SCB would like to inform its investment in ordinary share of SG Land Co.,Ltd. under the company's rehabilitation plan as follows:

Transaction Date	:	September 29 , 2003
Involved Parties	:	Seller – SG Land Co.,Ltd. Buyer – SCB
Transaction Assets	:	SG Land Co.,Ltd.'s ordinary shares
Objective	:	To comply with SG Land Co.,Ltd.'s rehabilitation plan
Type of Business	:	Property Development
Registered Capital	:	Baht 100.45 MM.
Paid up Capital	:	Baht 100.45 MM.
Par Value	:	5.00 Baht per share
Transaction Description	:	Purchase shares by conversion of debt into capital .
Number of Shares	:	20,000,000 shares
Price	:	4.435 Baht/share
Total Value of Transaction	:	Baht 88.70 MM.
Percentage of Shares	:	Upon the completion of transaction, SCB and its subsidiary companies have invested in ordinary shares of SG Land Co.,Ltd. 20,045,899 shares, being 99.78% of paid up capital.
Transaction Size	:	0.01% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

- Translation from Thai Text -

BSS 460114 October 8, 2003

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the September 30, 2003 exercise date, applications for conversion were for 46,666,603 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	85,663	Shares
Number of preferred shares already converted	(675,792,628)	Shares
Conversion per this exercise date (September 30, 2003)	(46,666,603)	Shares
Convertible preferred shares outstanding	1,777,626,432	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	65,576,962	Shares
Previous conversion from preferred shares	675,792,628	Shares
Conversion per this exercise date (September 30, 2003)	46,666,603	Shares
Total ordinary shares outstanding	1,376,796,266	Shares
No. of new converted shares held by **foreign** shareholders	46,178,100	Shares
No. of new converted shares held by **local** shareholders	488,503	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Group

Date: October 16, 2003

The Siam Commercial Bank PCL announces the unreviewed results of operation for the third quarter of 2003: Net profit increased 9 times from last year.

The Siam Commercial Bank PCL announces the preliminary results of operation for the third quarter of 2003, before review by the independent auditor. Net profit significantly improved to Baht 3,232 million from Baht 2,895 million in the previous quarter and 9 times higher than Baht 355 million in the third quarter of 2002. For the first 9 months of this year, net profit increased markedly to Baht 9,204 million, from Baht 1,046 million a year earlier.

Khunying Jada Wattanasiritham, President & Chief Executive Officer said, "In this quarter, the increase in net profit stemmed mainly from improvement in non-interest income while interest income was at a satisfactory level and in line with the Bank's strategy. In the current economic environment, with loan demand still soft, the Bank focuses on offering a wide range of products and services to both corporate and retail customers and selling new products such as bancassurance which helped boost fee income. At the same time, the bank is well positioned to benefit from the growing capital-market businesses given SCB group's full franchise including investment banking, advisory business, brokerage, and asset management." Khunying Jada added that "In this quarter, the ratio of non-interest income to total income increased from 32% in the first half of this year to 39%, close to the Bank's target of 40%."

Looking ahead, Dr. Vichit Suraphongchai, Chairman of the Executive Committee said, "With a policy to be a leader in providing full-fledged financial products and services or Universal Banking, the Bank will work closely with our financial subsidiaries. Group synergy will support growth with efficiency, and in line with the liberalization policy of the Bank of Thailand. The Bank has translated its policy into strategies and business plans under the Change Program. Already, we have begun to see the positive results of the Program in the Bank's financial statements. We believe that we are on track to achieve our targets in the near future."

Significant items of operating results in the third quarter of 2003 are as follows:

1. <u>Net interest and dividend income</u>

Net interest and dividend income increased to Baht 4,659 million from Baht 4,624 million in the previous quarter and Baht 4,588 million in the third quarter of 2002. Net Interest Margin was stable at 2.6% although larger cuts were made in lending rates than deposit rates at the beginning of the quarter. The Bank managed to collect more interest payments from non-performing loans. Additionally, cost of deposits came down due to the expiration of high-cost Negotiable Certificates of Deposits.

2. <u>Non-interest income</u>

Non-interest income totaled Baht 2,921 million, up Baht 743 million from Baht 2,178 million in the last quarter. The increase is attributed to the following reasons:

- Gain on investment increased by Baht 310 million due to a liquidation of a mutual fund which the Bank had invested in and sales of some listed securities.

- Fees and service income increased by Baht 199 million due mainly to increases in loan-related fee, income from credit card, and Bancassurance.
- Income from subsidiary and associated companies increased by Baht 172 million, owing to good operating performances of subsidiaries in securities and other financial businesses.
- Gain on exchange increased Baht 50 million due to higher transaction volumes.

Compared to the third quarter of last year, non-interest income increased by Baht 775 million or 36.1%. Sources of the increase were: Baht 509 million increase in gain on investment, Baht 189 million increase in income from subsidiaries and associates, and Baht 91 million increase in fees and service income, and Baht 25 million increase in other income.

3. <u>Non-interest expenses</u>
Total non-interest expenses were Baht 3,748 million, up Baht 440 million from the last quarter as the Bank booked Baht 390 million in reserve for selling expense of foreclosed property and Baht 80 million in loss from diminution in value of foreclosed property. Operating expenses increased slightly from Baht 3,243 million to Baht 3,278 million. Operating cost to income was slightly down from 50% in the previous quarter to 48.3% in this quarter.

Compared to the third quarter of last year, non-interest expenses decreased from Baht 3,810 million a year earlier as the Bank set a Baht 570 million provision last year for diminution in value of foreclosed properties.

4. <u>Loan loss provision</u>
In the third quarter of this year, the Bank set aside Baht 600 million in general loan loss provision or Baht 200 million per month. As at September 30, 2003, loan loss provision totaled Baht 77,964 million and loan loss coverage ratio was 66.4%.

Balance sheet as at September 30, 2003

As at September 30, 2003, total loans outstanding before allowance for doubtful accounts were Baht 491,271 million, an increase of Baht 6,160 million or 1.3% from the end of last year, and an increase of Baht 3,418 million or 0.7% from last quarter. The source of loan growth was mainly from retail and SMEs lending.

Total deposits stood at Baht 590,895 million, an increase of Baht 22,293 million from the end of last year and Baht 6,162 million or 1.1% from the previous quarter. Loan to deposit ratio was 83%, comparable with the previous quarter.

Shareholders' equity stood at Baht 66,705 million, an increase of Baht 14,587 million from the end of last year, and Baht 6,510 million from the last quarter. The increase was mainly due to profits for the period and increase in securities valuation.

Total capital funds (tier 1 and tier 2) at September 30, 2003 were Baht 63,531 million or approximately 13.3% of total risk assets, of which 7.7% was tier 1 capital (excluding net profit for the first 9 month of this year of Baht 9,204 million).

The Siam Commercial Bank PCL, 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok 10900
Investor Relations Team Tel: 662-544-4222, Fax: 662-937-7931, Web site: http://www.scb.co.th, E-mail: investor@scb.co.th
Reuter: SCB.BK, SCBf.BK, SCB-_p.BK, SCBp.BK; Bloomberg: SCB TB, SCB/F TB, SCB/P TB, SCB/Q TB

Problem Classified Loans (PCLs)

The Bank's problem classified loans (sub-standard and lower) including accrued interest receivables, other assets and loans to financial institutions as at September 30, 2003, were Baht 117,440 million or 23.4% of total loans, a decrease of Baht 5,031 million from Baht 122,471 million or 24.7% of total loans in the last quarter. As at September 30, 2003, non-performing loans (NPLs) according to the Bank of Thailand's definition were Baht 116,276 million or 23.3%. The reduction of problem classified loans was due partly to write-off and progress of debt restructuring.

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

Classified Loans	September-03		June-03	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Normal	376,567.2	10,181.4	362,659.1	10,103.3
Special Mention	6,832.1	53.7	10,450.2	91.0
Substandard	13,580.8	2,362.3	16,649.4	2,121.0
Doubtful	13,473.1	2,179.1	11,917.9	1,669.8
Doubtful Loss	90,386.2	40,826.1	93,904.0	40,560.8
Total	500,839.4	55,602.6	495,580.7	54,545.9
General and Specific Allowance		22,485.1		24,579.2
Total Allowance		78,087.7		79,125.1

Problem Classified Loans (Substandard and lower)	117,440.1		122,471.4	
% of Total Classified Loans	23.4%		24.7%	

Note:

1. Classified loans include accrued interest receivables, other assets and loans to financial institutions as per C.B. 9.3 rep

2. Total allowance excluding financial institutions as at Sep 30, 03 and Jun 30, 03 were Baht 77,963.8 million and Baht 79,025.9 million, respectively.

Form for Report on Names of Members and Scope of Performance Of the Audit Committee

The Board of Directors Meeting of The Siam Commercial Bank Public Company Limited, at its Meeting No.10/2003 held on 15 October 2003 passed resolutions to appoint Mr. Maris Samaram, Member of the Audit Committee as the Chairman of the Audit Committee, to be effective on 15 October 2003 with the following details:

1. Names of members of the Audit Committee are as follows:

		Remaining terms of holding office
Chairman of the Audit Committee	Mr. Maris Samaram	1.7 year (s)
Member of the Audit Committee	Mr. Tiraphot Vajrabhaya	1.7 year (s)
Member of the Audit Committee	Mr. Pichai Chunhavajira	1.7 year (s)
Secretary to the Audit Committee	Ms. Kannikar Ngamsopee	

Remarks

1. Mr. Maris Samaram will retire from the Office as a bank director in Year 2006.
2. Mr. Tiraphot Vajrabhaya will retire from the Office as a bank director in Year 2006.
3. Mr. Pichai Chunhavajira will retire from the Office as a bank director in Year 2006.

2. The Audit Committee of the Bank has the scope of duties and responsibilities, and shall report to the Board of Directors on:

1. Review the Bank's financial reports to ensure their accuracy and adequacy.
2. Review the Bank's internal control and audit systems and ensure that they are appropriate and effective.
3. Review and ensure the Bank's compliance with applicable laws and regulations.
4. Select, review, and recommend the appointment of the Bank's auditor and the auditor's fee.
5. Assess the results of the Bank's operations reported by relevant business unit which the Committee considers to be vital and advise the Board of Directors on their improvements and remedies.
6. Ensure compliance with applicable regulations concerning disclosure of related party transactions and conflict of interest.
7. Prepare the Audit Committee's report for publication in the annual report.
8. Perform other tasks assigned by the Board of Directors and follow-up and assess the implementation deemed vital by the Audit Committee.

The Bank hereby certifies that the aforementioned members meet all the Qualifications prescribed by the Stock Exchange of Thailand.

(Khunying Jada Wattanasiritham)
President & Chief Executive Officer
16 October 2003

Translation from Thai Text

No. Tor Thor. 31-460091 22 October, 2003

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of October 16,2003)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,967,310
	Debentures requested conversion	258,930
	Outstanding unconverted debentures	3,773,760
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	65,576,962
	Requested - conversion - common - stocks	8,630,995
	Outstanding common stocks for conversion	125,792,043
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	8,630,995

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

Date : 03/ 11/ 03

SCB INVESTS IN 500,000 NEW ORDINARY SHARES OF SINGBURI SUGAR COMPANY LIMITED

Transaction Date : October 31, 2003

Transaction Asset : New Ordinary Shares of Singburi Sugar Company Limited

Objective : Debt Restructuring

Type of Business : Sugar Factory

Previous Registered Capital : 75,000,000 Baht (fully paid)

New Registered Capital : 200,000,000 Baht (fully paid)

Number of Shares : 500,000 Shares

Par Value : 250 Baht per Share

Type of Transaction : SCB invests in new ordinary shares of Singburi Sugar Company Limited.

Type of Transaction	Par Value (Baht)	Buying Price (Baht)	Number of Shares (Shares)	Value of Transaction (Baht)
New Ordinary Shares	250	250	500,000	125,000,000

Percentage of shares : After this transaction, SCB will hold 500,001 shares or its investment proportion of 62.50% in Singburi Sugar Company Limited

Transaction Size : 1.34% of SCB's net profit, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Financial Statements

Half year ended June 30, 2003

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheets of The Siam Commercial Bank Public Company Limited as at June 30, 2003 and December 31, 2002, and the related consolidated and Bank's statements of income, changes in shareholders' equity, retained earnings and cash flows for the half years ended June 30, 2003 and 2002. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Bank's financial statements present fairly, in all material respects, the financial position of The Siam Commercial Bank Public Company Limited and its subsidiaries, and of The Siam Commercial Bank Public Company Limited, as at June 30, 2003 and December 31, 2002, and the results of operations and the cash flows for the half years ended June 30, 2003 and 2002 in conformity with generally accepted accounting principles.

We have also reviewed the consolidated statements of income of The Siam Commercial Bank Public Company Limited and its subsidiaries and the statements of income of The Siam Commercial Bank Public Company Limited for the quarters ended June 30, 2003 and 2002. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's statements of income referred to in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without qualifying our opinion, as discussed in Note 1 to the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties, such conditions have affected and may continue to adversely affect bank operations in Thailand including the Bank and its subsidiaries.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
August 26, 2003

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	AS AT JUNE 30, 2003	AS AT DECEMBER 31, 2002	AS AT JUNE 30, 2003	AS AT DECEMBER 31, 2002
ASSETS				
CASH	8,476,037,747	7,688,350,614	8,257,653,511	7,523,705,036
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	4,770,660,916	5,802,366,836	4,243,029,158	5,472,873,772
Non-interest bearing	7,062,376,232	3,626,815,403	6,918,979,357	3,583,927,133
Foreign items				
Interest bearing	54,088,828,696	41,133,755,264	51,733,429,104	38,855,963,264
Non-interest bearing	3,140,834,067	2,570,440,611	2,741,559,267	1,842,087,397
Total interbank and money market items	69,062,699,911	53,133,378,114	65,636,996,886	49,754,851,566
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	26,300,000,000	13,450,000,000	26,300,000,000	13,450,000,000
INVESTMENTS (Notes 3.2 and 4.4)				
Short-term investments - net	48,303,822,886	42,958,619,359	43,674,705,391	42,400,895,549
Long-term investments - net	91,670,344,268	97,206,366,311	89,411,455,421	91,222,250,233
Investments in subsidiaries and associated companies - net	3,166,395,053	3,278,843,632	13,302,246,692	12,998,103,752
Total investments - net	143,140,562,207	143,443,829,302	146,388,407,504	146,621,249,534
LOANS AND ACCRUED INTEREST RECEIVABLES				
Loans (Notes 3.3, 3.5 and 4.5)	492,043,087,412	489,118,506,034	487,852,844,908	485,110,661,609
Accrued interest receivables	2,442,374,402	2,618,670,494	2,321,245,318	2,489,031,296
Total loans and accrued interest receivables	494,485,461,814	491,737,176,528	490,174,090,226	487,599,692,905
Less Allowance for doubtful accounts (Notes 3.4, 4.5.6 and 4.6)	(71,745,095,745)	(71,369,366,905)	(69,524,879,124)	(69,379,815,341)
Less Revaluation allowance for debt restructuring (Notes 3.5, 4.5.7 and 4.6)	(10,017,338,699)	(11,209,692,948)	(9,501,019,420)	(10,427,269,560)
Net loans and accrued interest receivables	412,723,027,370	409,158,116,675	411,148,191,682	407,792,608,004
PROPERTIES FORECLOSED - NET (Notes 3.6 and 4.8)	12,274,017,987	12,648,952,586	11,914,576,160	12,282,093,267
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	560,739,445	556,753,977	560,739,445	556,753,977
PREMISES AND EQUIPMENT - NET (Notes 3.7 and 4.9)	24,665,078,650	24,635,986,842	19,457,825,949	19,321,492,264
NET INTER-ACCOUNT BALANCE	1,150,228,869	2,797,629,413	1,150,228,869	2,797,629,414
ASSETS PENDING TRANSFER	4,720,725,810	3,319,194,047	4,720,725,810	3,319,194,047
OTHER ASSETS - NET (Notes 3.8 and 4.10)	4,492,191,725	4,889,375,884	3,523,287,321	3,802,528,127
TOTAL ASSETS	707,565,309,72[illegible]	675,72[illegible],567,454	699,95[illegible]	[illegible]

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	AS AT JUNE 30, 2003	AS AT DECEMBER 31, 2002	AS AT JUNE 30, 2003	AS AT DECEMBER 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.11)				
Deposits in Baht	579,054,869,003	561,915,839,600	576,451,655,453	559,190,793,630
Deposits in foreign currencies	10,880,536,990	12,587,800,911	8,281,009,565	9,411,541,830
Total deposits	589,935,405,993	574,503,640,511	584,732,665,018	568,602,335,460
INTERBANK AND MONEY MARKET ITEMS (Note 4.12)				
Domestic items				
Interest bearing	5,707,548,171	5,289,020,050	5,695,024,981	5,442,014,979
Non-interest bearing	2,756,718,143	1,586,366,224	2,851,104,253	1,633,909,385
Foreign items				
Interest bearing	91,840,113	1,226,547,395	98,314,814	1,320,031,718
Non-interest bearing	845,773,995	687,534,227	881,456,332	701,938,431
Total interbank and money market items	9,401,880,422	8,789,467,896	9,525,900,380	9,097,894,513
LIABILITIES PAYABLE ON DEMAND	2,147,253,973	3,002,891,121	2,135,514,412	3,001,596,916
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 4.13)	50,000,000	40,000,000	-	-
BORROWINGS (Note 4.14)				
Short-term borrowings	3,810,436,505	4,990,966	3,810,436,505	4,990,966
Long-term borrowings	21,614,016,090	25,832,109,176	21,219,432,808	25,437,433,797
Total borrowings	25,424,452,595	25,837,100,142	25,029,869,313	25,442,424,763
BANK'S LIABILITIES UNDER ACCEPTANCES	560,739,445	556,753,977	560,739,445	556,753,977
INTEREST PAYABLE ON DEPOSITS	2,208,526,770	2,539,577,369	2,209,180,793	2,539,355,451
LIABILITIES PENDING TRANSFER	11,293,893,352	2,627,021,758	11,288,929,475	2,623,517,015
OTHER LIABILITIES (Note 4.15)	5,293,261,924	4,760,567,266	3,381,165,034	3,240,003,145
TOTAL LIABILITIES	646,315,414,474	622,657,020,040	638,863,963,870	615,103,881,240

BALANCE SHEETS (CONTINUED)

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	AS AT JUNE 30, 2003	AS AT DECEMBER 31, 2002	AS AT JUNE 30, 2003	AS AT DECEMBER 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.16)				
Authorized share capital				
5,615,987,397 preferred shares of Baht 10.00 each	56,159,873,970		56,159,873,970	
5,942,649,837 preferred shares of Baht 10.00 each		59,426,498,370		59,426,498,370
1,384,012,603 ordinary shares of Baht 10.00 each	13,840,126,030		13,840,126,030	
1,057,350,163 ordinary shares of Baht 10.00 each		10,573,501,630		10,573,501,630
Issued and paid-up share capital				
1,876,678,618 preferred shares of Baht 10.00 each, fully paid	18,766,786,180		18,766,786,180	
2,105,291,399 preferred shares of Baht 10.00 each, fully paid		21,052,913,990		21,052,913,990
1,261,359,425 ordinary shares of Baht 10.00 each, fully paid	12,613,594,250		12,613,594,250	
1,026,569,982 ordinary shares of Baht 10.00 each, fully paid		10,265,699,820		10,265,699,820
PREMIUM ON PREFERRED SHARES (Note 4.17)	4,281,148,089	32,790,566,261	4,281,148,089	32,790,566,261
PREMIUM ON ORDINARY SHARES (Note 4.17)	645,053,240	22,786,164,051	645,053,240	22,786,164,051
UNREALIZED INCREMENT PER LAND APPRAISAL	4,620,995,697	4,621,050,869	4,620,995,697	4,621,050,869
UNREALIZED INCREMENT PER PREMISES APPRAISAL	3,782,956,024	3,839,457,795	3,782,956,024	3,839,457,795
REVALUATION SURPLUS ON INVESTMENTS	9,427,672,847	7,553,510,532	9,427,672,847	7,553,510,532
FOREIGN CURRENCY TRANSLATION	(27,033,213)	(17,076,960)	(27,033,213)	(17,076,960)
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE	55,594,648	-	55,594,648	-

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	AS AT JUNE 30, 2003	AS AT DECEMBER 31, 2002	AS AT JUNE 30, 2003	AS AT DECEMBER 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
RETAINED EARNINGS				
Appropriated				
Legal reserve (Note 4.17 and 4.18)	-	695,000,000	-	695,000,000
Other reserve (Note 4.17 and 4.19)	-	23,081,000,000	-	23,081,000,000
Unappropriated (Deficit)	6,027,901,505	(74,550,062,362)	6,027,901,505	(74,550,062,362)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK	60,194,669,267	52,118,223,996	60,194,669,267	52,118,223,996
MINORITY INTEREST	1,055,225,980	946,323,418	-	-
TOTAL SHAREHOLDERS' EQUITY	61,249,895,247	53,064,547,414	60,194,669,267	52,118,223,996
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	707,565,309,721	675,721,567,454	699,058,633,131	667,222,105,236
OFF-BALANCE SHEET ITEMS - CONTINGENCIES (Note 4.20)				
AVALS TO BILLS AND GUARANTEES OF LOANS	3,389,315,466	3,194,571,508	3,389,315,466	3,194,571,508
LIABILITY UNDER UNMATURED IMPORT BILLS	2,351,447,406	3,657,547,732	2,351,447,406	3,657,547,732
LETTER OF CREDIT	7,662,607,636	6,397,463,328	7,634,237,143	6,358,403,308
OTHER CONTINGENCIES	425,951,371,162	383,545,774,016	425,717,793,159	383,238,966,216

J. Wattanasiritham

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
INTEREST AND DIVIDEND INCOME				
Interest on loans	11,179,446,633	11,781,358,641	11,055,458,928	11,657,644,691
Interest on interbank and money market items	564,456,563	1,087,290,051	559,606,370	1,079,550,053
Investments	2,747,470,498	2,522,660,868	2,622,490,427	2,426,774,562
Total Interest and Dividend Income	14,491,373,694	15,391,309,560	14,237,555,725	15,163,969,306
INTEREST EXPENSES				
Interest on deposits	4,243,730,987	5,888,195,575	4,209,447,009	5,849,798,572
Interest on interbank and money market items	108,369,433	172,244,267	106,772,318	171,405,998
Interest on short - term borrowings	101,833,823	-	101,833,823	-
Interest on long - term borrowings	565,267,241	677,999,594	548,421,792	659,649,633
Total Interest Expenses	5,019,201,484	6,738,439,436	4,966,474,942	6,680,854,203
Net Interest and Dividend Income	9,472,172,210	8,652,870,124	9,271,080,783	8,483,115,103
BAD DEBT AND DOUBTFUL ACCOUNTS (Notes 3.4 and 4.5.6)	1,171,734,948	5,391,015,094	1,040,674,000	5,173,383,342
LOSS ON DEBT RESTRUCTURING (Notes 3.5)	75,675,106	472,526,525	159,326,000	437,398,527
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	8,224,762,156	2,789,328,505	8,071,080,783	2,872,333,234
NON - INTEREST INCOME				
Gain on investments (Note 4.4.2)	153,243,491	778,451,228	117,502,630	765,775,908
Income from equity interest in subsidiaries and/or associated companies	256,170,877	82,522,803	436,789,467	187,907,656
Fees and service income				
Acceptances, avals and guarantees	300,795,439	317,276,115	321,437,051	317,071,803
Others	2,543,366,615	2,595,831,380	2,497,023,617	2,405,479,194
Gain on exchanges	906,434,939	931,259,601	901,883,214	927,848,817
Other income	966,621,970	794,874,301	82,356,192	23,673,349
Total Non - Interest Income	5,126,633,331	5,500,215,428	4,356,992,171	4,627,756,727

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2003	2002	2003	2002
NON - INTEREST EXPENSES					
Personnel expenses		2,451,571,527	2,282,264,202	2,139,410,244	2,045,284,178
Premises and equipment expenses		1,720,758,773	1,814,703,266	1,396,829,630	1,513,960,642
Taxes and duties		557,819,770	618,576,716	547,188,663	608,617,085
Fees and service expenses		385,818,093	373,144,983	398,305,108	363,185,739
Directors' remuneration		27,277,808	27,558,397	19,536,667	18,696,397
Contributions to the Financial Institutions Development Fund		1,168,107,625	1,231,093,557	1,161,804,859	1,225,415,877
Loss from diminution in value of property foreclosed		64,289,493	336,876,476	64,000,000	330,000,000
Other expenses		913,697,714	823,779,969	729,598,050	704,426,547
Total Non - Interest Expenses		7,289,340,803	7,507,997,566	6,456,673,221	6,809,586,465
INCOME BEFORE INCOME TAX		6,062,054,684	781,546,367	5,971,399,733	690,503,496
LESS INCOME TAX (Notes 3.14 and 4.24)		37,111,044	37,723,611	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES		6,024,943,640	743,822,756	5,971,399,733	690,503,496
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES		53,543,907	53,319,260	-	-
NET INCOME		5,971,399,733	690,503,496	5,971,399,733	690,503,496
BASIC EARNINGS PER SHARE (Notes 3.15 and 4.21)	**BAHT**	4.88	0.75	4.88	0.75
DILUTED EARNINGS PER SHARE (Notes 3.15 and 4.21)	**BAHT**	1.83	0.22	1.83	0.22

J. Wattanasiritham

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
INTEREST AND DIVIDEND INCOME				
Interest on loans	5,584,358,824	5,939,523,737	5,521,173,903	5,839,103,345
Interest on interbank and money market items	297,317,057	542,072,494	295,909,687	539,287,860
Investments	1,315,658,459	1,238,292,151	1,235,478,524	1,186,829,205
Total Interest and Dividend Income	7,197,334,340	7,719,888,382	7,052,562,114	7,565,220,410
INTEREST EXPENSES				
Interest on deposits	2,070,720,157	2,833,082,852	2,054,643,745	2,815,340,237
Interest on interbank and money market items	51,175,008	84,326,647	51,729,083	84,043,978
Interest on short-term borrowings	49,954,889	-	49,954,889	-
Interest on long-term borrowings	279,816,109	330,321,410	272,128,160	321,138,828
Total Interest Expenses	2,451,666,163	3,247,730,909	2,428,455,877	3,220,523,043
Net Interest and Dividend Income	4,745,668,177	4,472,157,473	4,624,106,237	4,344,697,367
BAD DEBT AND DOUBTFUL ACCOUNTS	647,217,304	2,653,955,475	510,274,000	2,501,262,500
LOSS ON DEBT RESTRUCTURING	7,168,554	34,750,353	89,726,000	10,390,000
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	4,091,282,319	1,783,451,645	4,024,106,237	1,833,044,867
NON - INTEREST INCOME				
Gain on investments	108,221,064	217,781,661	76,101,689	216,709,097
Income from equity interest in subsidiaries and/or associated companies	120,430,622	86,255,237	234,675,947	98,617,451
Fees and service income				
Acceptances, avals and guarantees	124,887,808	147,758,773	145,527,786	147,751,594
Others	1,258,850,107	1,242,242,513	1,236,158,587	1,148,563,233
Gain on exchanges	468,734,138	545,685,815	465,844,017	542,561,334
Other income	536,163,272	389,641,246	19,909,573	9,121,045
Total Non - Interest Income	2,617,287,011	2,629,365,245	2,178,217,599	2,163,323,754

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED"

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
NON - INTEREST EXPENSES				
Personnel expenses	1,244,065,873	1,143,555,149	1,069,195,587	1,017,904,196
Premises and equipment expenses	875,416,172	939,605,995	707,334,411	787,150,048
Taxes and duties	289,717,940	360,007,007	284,010,010	354,545,729
Fees and service expenses	159,990,631	176,078,199	175,351,042	170,438,173
Directors' remuneration	15,732,474	16,256,123	10,058,333	9,575,123
Contributions to the Financial Institutions Development Fund	584,053,813	615,546,779	580,902,430	612,707,938
Loss from diminution in value of property foreclosed	64,000,000	336,876,476	64,000,000	330,000,000
Other expenses	522,025,740	418,112,190	416,602,453	350,597,846
Total Non - Interest Expenses	3,755,002,643	4,006,037,918	3,307,454,266	3,632,919,053
INCOME BEFORE INCOME TAX	2,953,566,687	406,778,972	2,894,869,570	363,449,568
LESS INCOME TAX (Notes 3.14 and 4.24)	23,936,602	16,759,645	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES	2,929,630,085	390,019,327	2,894,869,570	363,449,568
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES	34,760,515	26,569,759	-	-
NET INCOME	2,894,869,570	363,449,568	2,894,869,570	363,449,568
BASIC EARNINGS PER SHARE (Notes 4.21) **BAHT**	2.31	0.37	2.31	0.37
DILUTED EARNINGS PER SHARE (Notes 4.21) **BAHT**	0.89	0.12	0.89	0.12

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
PREFERRED SHARE CAPITAL				
Beginning balance	21,052,913,990	22,561,652,770	21,052,913,990	22,561,652,770
Deductions : Converted to ordinary shares	(2,286,127,810)	(1,011,160,360)	(2,286,127,810)	(1,011,160,360)
Ending balance	18,766,786,180	21,550,492,410	18,766,786,180	21,550,492,410
ORDINARY SHARE CAPITAL				
Beginning balance	10,265,699,820	8,749,894,380	10,265,699,820	8,749,894,380
Additions : Converted from preferred shares and subordinated convertible bonds	2,347,894,430	1,011,160,360	2,347,894,430	1,011,160,360
Ending balance	12,613,594,250	9,761,054,740	12,613,594,250	9,761,054,740
PREMIUM ON PREFERRED SHARES				
Beginning balance	32,790,566,261	35,140,473,688	32,790,566,261	35,140,473,688
Deductions : Converted to ordinary shares	(521,519,860)	(1,574,913,611)	(521,519,860)	(1,574,913,611)
Deductions : Transfer to reduce deficit (Note 4.17)	(27,987,898,312)	-	(27,987,898,312)	-
Ending balance	4,281,148,089	33,565,560,077	4,281,148,089	33,565,560,077
PREMIUM ON ORDINARY SHARES				
Beginning balance	22,786,164,051	20,422,123,284	22,786,164,051	20,422,123,284
Additions : Converted from preferred shares and subordinated convertible bonds	645,053,240	1,574,913,611	645,053,240	1,574,913,611
Deductions : Transfer to reduce deficit (Note 4.17)	(22,786,164,051)	-	(22,786,164,051)	-
Ending balance	645,053,240	21,997,036,895	645,053,240	21,997,036,895
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	4,621,050,869	4,621,050,869	4,621,050,869	4,621,050,869
Deductions	(55,172)	-	(55,172)	-
Ending balance	4,620,995,697	4,621,050,869	4,620,995,697	4,621,050,869
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	3,839,457,795	3,962,014,730	3,839,457,795	3,962,014,730
Deductions	(56,501,771)	(61,278,467)	(56,501,771)	(61,278,467)
Ending balance	3,782,956,024	3,900,736,263	3,782,956,024	3,900,736,263
REVALUATION SURPLUS ON INVESTMENTS				
Beginning balance	7,553,510,532	4,655,704,549	7,553,510,532	4,655,704,549
Additions	1,874,162,315	2,884,033,602	1,874,162,315	2,884,033,602
Ending balance	9,427,672,847	7,539,738,151	9,427,672,847	7,539,738,151
FOREIGN CURRENCY TRANSLATION				
Beginning balance	(17,076,960)	114,862,843	(17,076,960)	114,862,843
Deductions	(9,956,253)	(187,686,569)	(9,956,253)	(187,686,569)
Ending balance	(27,033,213)	(72,823,726)	(27,033,213)	(72,823,726)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE				
Beginning balance	-	-	-	-
Additions	55,594,648	-	55,594,648	-
Ending balance	55,594,648	-	55,594,648	-
RETAINED EARNINGS				
Appropriated				
Legal reserve				
Beginning balance	695,000,000	695,000,000	695,000,000	695,000,000
Deduction : Transfer to reduce deficit (Note 4.17)	(695,000,000)	-	(695,000,000)	-
Ending balance	-	695,000,000	-	695,000,000
Others				
Beginning balance	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Deduction : Transfer to reduce deficit (Note 4.17)	(23,081,000,000)	-	(23,081,000,000)	-
Ending balance	-	23,081,000,000	-	23,081,000,000
Unappropriated (Deficit)				
Beginning balance	(74,550,062,362)	(62,062,518,796)	(74,550,062,362)	(62,062,518,796)
Additions : Net income	5,971,399,733	690,503,496	5,971,399,733	690,503,496
Additions : Unrealized increment per assets appraisal	56,501,771	-	56,501,771	-
Additions : Reduction of deficit from (Note 4.17)				
- Other reserve	23,081,000,000	-	23,081,000,000	-
- Legal reserve	695,000,000	-	695,000,000	-
- Premium on ordinary shares	22,786,164,051	-	22,786,164,051	-
- Premium on preferred shares	27,987,898,312	-	27,987,898,312	-
Ending balance (Deficit)	6,027,901,505	(61,372,015,300)	6,027,901,505	(61,372,015,300)
TOTAL SHAREHOLDER'S EQUITY OF THE BANK	60,194,669,267	65,266,830,379	60,194,669,267	65,266,830,379
MINORITY INTEREST				
Beginning balance	946,323,418	935,407,441	-	-
Additions (deductions)	108,902,562	(14,167,392)	-	-
Ending balance	1,055,225,980	921,240,049	-	-
TOTAL	61,249,895,247	66,188,070,428	60,194,669,267	65,266,830,379

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	5,971,399,733	690,503,496	5,971,399,733	690,503,496
Items to reconcile net income to cash received (paid) from operating activities:				
Depreciation and amortization	647,078,519	794,219,541	467,156,427	626,173,276
Bad debt and doubtful accounts	1,171,734,948	5,391,015,094	1,040,674,000	5,173,383,342
Loss on debt restructuring	75,675,106	472,526,525	159,326,000	437,398,527
Loss from diminution in value of property foreclosed	64,289,493	336,876,476	64,000,000	330,000,000
Loss on impairment of investment in securities (reversal)	(328,686,648)	22,396,351	(329,639,007)	15,186,332
Loss (gain) on sales of investments	299,737,186	(662,425,821)	293,301,110	(643,871,206)
Gain on transferring investment portfolio	-	(3,991,385)	-	(3,991,385)
Loss (gain) on sales of premises and equipment	(12,110,688)	(1,287,959)	(11,950,755)	987,473
Loss (gain) on sales of property foreclosed	(10,435,027)	10,792,360	(10,378,027)	11,692,360
Gain on exchange rate	(906,485,034)	(857,012,843)	(901,883,214)	(853,703,377)
Unrealized gains on revaluation of securities	(124,294,028)	(134,430,373)	(81,164,734)	(133,099,648)
Amortization of goodwill	25,331,036	25,941,831	-	-
Decrease in accrued interest and dividend income	992,228,109	497,228,661	973,521,375	489,759,333
Decrease in accrued interest payable	(417,899,897)	(527,223,367)	(415,840,198)	(527,273,383)
Increase (decrease) in other accrued expenses	17,255,661	125,493,012	(713,862)	128,242,005
Income from equity interest in subsidiary and/or associated companies	(256,170,877)	(82,522,803)	(436,789,467)	(187,907,656)
Minority interest in net income from subsidiary companies	53,543,907	53,319,260	-	-
Income from operations before changes in operating assets and liabilities	7,262,191,499	6,151,418,056	6,781,019,381	5,553,479,489

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	(15,988,732,794)	(11,024,731,575)	(15,948,030,730)	(10,490,950,731)
Securities purchased under resale agreements	(12,850,000,000)	(2,067,000,000)	(12,850,000,000)	(2,067,000,000)
Securities for trading	(4,066,101,612)	(3,368,531,371)	(4,175,962,920)	(3,458,522,942)
Loans and accrued interest receivables	(6,618,330,729)	1,826,403,954	(6,348,869,610)	1,687,621,330
Properties foreclosed	1,767,216,276	551,542,980	1,757,238,037	539,947,132
Other assets	2,188,501,594	(1,735,021,278)	2,114,466,120	(1,355,207,437)
Operating liabilities increase (decrease)				
Deposits	15,431,765,483	222,531,570	16,130,329,557	52,925,263
Interbank and money market items	612,341,759	2,541,011,164	428,005,866	2,531,884,881
Liabilities payable on demand	(855,637,148)	(1,279,541,027)	(866,082,504)	(1,288,670,270)
Securities sold under repurchase agreements	10,000,000	10,000,000	-	10,000,000
Short-term borrowings	(4,920,200)	-	(4,990,966)	-
Other liabilities	8,627,342,213	1,657,357,883	8,243,289,013	1,297,680,547
Net cash used by operating activities	**(4,484,363,659)**	**(6,514,559,644)**	**(4,739,588,756)**	**(6,986,812,738)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of available-for-sale securities	(47,685,204,401)	(17,109,875,943)	(43,624,605,031)	(13,984,252,457)
Proceeds from sales of available-for-sale securities	43,584,615,855	20,213,333,807	39,560,039,393	17,361,895,089
Purchases of held-to-maturity securities	(26,492,475,367)	(3,107,538,651)	(26,487,970,350)	(2,555,970,945)
Proceeds from redemption of held-to-maturity securities	37,189,532,395	5,294,172,976	37,160,756,653	4,701,519,716
Purchases of general securities	(937,467,526)	(438,409,247)	(864,050,000)	(431,900,000)
Proceeds from sales of general securities	25,059,773	85,221,903	21,416,273	25,393,546
Purchases of investments in subsidiaries and associated companies	(37,936,614)	(129,083,039)	-	(203,513,576)
Proceeds from sales of investments in subsidiaries and associated companies	267,977,977	45,676,775	275,113,761	151,074,262
Purchases of premises and equipment	(763,954,049)	(372,077,214)	(695,330,107)	(295,488,130)
Proceeds from sales of premises and equipment	133,820,058	19,963,372	130,035,597	13,331,787
Net cash provided by investing activities	**5,283,968,101**	**4,501,384,739**	**5,475,406,189**	**4,782,089,292**

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(1,961,056)	(7,261,815)	(1,868,958)	(7,262,167)
Net cash used by financing activities	**(1,961,056)**	**(7,261,815)**	**(1,868,958)**	**(7,262,167)**
Increase in foreign currency translation	(9,956,253)	(187,686,569)	-	-
Net increase (decrease) in cash and cash equivalents	787,687,133	(2,208,123,289)	733,948,475	(2,211,985,613)
Cash and cash equivalents as at January 1,	7,688,350,614	11,326,368,091	7,523,705,036	11,245,477,599
Cash and cash equivalents as at June 30,	8,476,037,747	9,118,244,802	8,257,653,511	9,033,491,986

Notes to the financial statements form an integral part of these statements

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF YEARS ENDED JUNE 30, 2003 AND 2002

1. ECONOMIC DIFFICULTIES AND OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate effect of such uncertainties on the Bank and its subsidiaries cannot be presently determined.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 The Bank is registered in Thailand. Its head office locates at 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at June 30, 2003 and December 31, 2002, the Bank has 10,903 and 10,710 employees, respectively.

2.2 The consolidated and the Bank's financial statements for the half years ended June 30, 2003 and 2002 and the consolidated and the Bank's balance sheet for the year ended December 31, 2002, presented herein for comparison, which have been derived from the consolidated and the Bank's financial statements for the year ended December 31, 2002, are presented as prescribed by the Bank of Thailand's notification dated May 10, 2001, regarding the format of balance sheet and statement of income of commercial bank, issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards within banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and Bank of Thailand's guidelines.

2.3 The consolidated financial statements include the accounts of all branches of the Bank, and subsidiaries whose shares are more than 50 % owned by the Bank. Significant related party transactions and balances were eliminated. The subsidiaries are as follows:

	For the half years ended June 30,		For the year ended December 31,
	2003	2002	2002
1. Chatuchak Assets Management Co., Ltd.	/	/	/
2. Cambodian Commercial Bank Ltd. (Cambodia)	/	/	/
3. SCB Securities Co., Ltd.	/	/	/
4. The Book Club Finance PCL	/	/	/
5. The Samaggi Insurance PCL	/	/	/
6. SCB Business Services Co., Ltd.	/	/	/
7. SCB Training Centre Co., Ltd.	/	/	/
8. Siam Pitiwat Co., Ltd.	/	/	/
9. Sub Sri Thai Warehouse PCL	/	/	/
10. SCB Resolution Corporation Co., Ltd.	/	/	/
11. Mahisorn Co., Ltd.	/	/	/

	For the half years ended June 30, 2003	For the half years ended June 30, 2002	For the year ended December 31, 2002
12. Astrakhan Investment Ltd. (Hongkong)	/	/	/
13. Thai International Property Development Co., Ltd. *	-	/	-
14. Techno Holding Co., Ltd. **	-	/	-

* : Not included in the consolidated financial statements for the year 2002 and the first half-year of 2003 because it was in the process of dissolution.

** : Not included in the consolidated financial statements for the year 2002 and the first half-year of 2003 because it was dissolved.

The consolidated financial statements for the quarters and half years ended June 30, 2003 and 2002 and for the year ended December 31, 2002 do not include 11 companies, which are subsidiaries and the companies that the Bank has significant control, due to their discontinued operations and being in process of dissolution. Such companies are Siam Commercial Development Co., Ltd., Suthakarn Co., Ltd., Thai Manpower Development Co., Ltd., Prime Business Co., Ltd., M & M Service Co., Ltd., Sorathon Co., Ltd., Satayu Co., Ltd., Supapirom Co., Ltd., SCB Advisory Service Co., Ltd., SCB Research Institute Co., Ltd. and Oreo Realty Inc. (United states of America). However, there are no material effects on the consolidated financial statements for not including such companies (see Note 4.4.3).

In addition, the consolidated financial statements for the quarters and half years ended June 30, 2003 and 2002 and for the year ended December 31, 2002 did not include Bangkok Crystal Co., Ltd. because the Bank has intention for temporary holding.

2.4 The consolidated financial statements included the adjustments for which the subsidiary did not record as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		
	June 30, 2003	December 31, 2002	June 30, 2002
Provision for doubtful debts of subsidiariy companies	200	200	200
	For the half year ended June 30, 2003	For the year ended December 31, 2002	For the half year ended June 30, 2002
Bad debt and doubtful accounts (reversal)	-	(219)	(219)

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS		
	June 30, 2003	December 31, 2002	June 30, 2002
Provision for doubtful debts of subsidiary companies effecting decrease in investments	200	200	200
	For the half year ended June 30, 2003	For the year ended December 31, 2002	For the half year ended June 30, 2002
Bad debt and doubtful accounts (reversal) effecting increase in equity interest in subsidiary companies	-	(219)	(219)

2.5 Change in accounting estimate

In the quarter ended June 30, 2003, the Bank changed the estimated useful life of its premises for depreciation purposes over which such assets are depreciated from 20 year to 50 years, effective on January 1, 2003, with respect to the estimated useful life of the premises estimated by independent appraisers. The change in the estimated useful life resulted in a decrease in depreciation of premises and increase in net income in the same amount of Baht 72 million and Baht 145 million, increase in basic earnings per share of Baht 0.06 per share and Baht 0.12 per share and increase in diluted earnings per share of Baht 0.02 per share and Baht 0.04 per share for the quarter and half-year ended June 30, 2003, respectively.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and cash equivalents

Cash and cash equivalents include cash in hand and cash on collection.

3.2 Investment in securities

The investments in securities are classified as either trading securities, available-for-sale securities, held-to-maturity securities, general investments or as investment in subsidiaries and associated companies. The Bank seperately presents such investments in the balance sheet as either short-term investments, long-term investments or investments in subsidiaries and associated companies. Short-term investments are those investments that the Bank intends to hold them for less than 1 year. Long-term investments are those investments that the Bank intends to hold them for more than 1 year.

Trading securities are those investments that management acquires with the intent to hold them for a short period of time in order to take advantage of anticipated changes in market values. Trading securities are carried at fair value. Changes in fair value are recognized in the statement of income as either non-interest income or expense. Interest income on trading securities is recognized using the accrual basis of accounting.

Debt securities for which the Bank has both the intent and ability to hold until maturity are classified as held-to-maturity securities. Such securities are carried at amortized cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing in non-interest expense in the statement of income, when management has assessed a security as being impaired. Premiums and discounts on held-to-maturity securities are amortized or accreted as adjustments to interest income using the effective interest rate method over the term of the securities. Interest income on held-to-maturity securities is recognized using the accrual basis of accounting.

The Bank classified the rights of the Bank against the non-negotiable promissory note, which is given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities.

Marketable debts and equity securities that are not classified as trading securities, held-to-maturity securities, and investment in subsidiaries and associated companies are classified as available-for-sale securities and are carried at fair value, with the unrealized gains or losses presented as a separate component of shareholders' equity until realized upon disposition or sale of the underlying securities. Interest income on available-for-sale securities is recognized using the accrual basis of accounting.

Non-marketable equity securities are classified as general investments and are carried at the historical cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing in non-interest expense in the statement of income, when management has assessed a security as being impaired.

Investment in subsidiaries and associated companies are recorded by the equity method net of allowances for impairment, if any.

Investments in companies owned by the Bank at 20% or more of paid-up capital as a result of trouble debt restructuring are not treated as investment in associated companies or subsidiaries due to temporary holding nature.

The following methodologies were used to determine the fair value of securities held by the Bank

The fair value of government debt securities is estimated based on monthly auction value prices. In situations where no auction prices are available, the fair value is estimated based on the Thai Bond Dealing Centre's yield curve. For the state enterprise debt securities without guarantees by the government, the fair value is estimated based on yield curve of government debt securities plus an appropriate risk premium.

The last bidding prices in The Stock Exchange of Thailand are used to estimate the fair value of listed private sector debt and equity securities. The fair value of non-listed private sector debt securities is estimated using the prices obtained from the Thai Bond Dealing Centre. In the absence of available prices, fair value is estimated by applying the BOT valuation formula and the risk free yield curve plus appropriated risk premium.

The fair value of unit trusts is estimated based on net assets value at the end of the period.

The fair value of foreign debt and equity securities listed on foreign exchanges is estimated by using the bidding prices of such exchanges as of the last business day of the period. The fair value of non-listed foreign debt and equity securities is determined based on values quoted by reliable international financial institutions.

Cost of securities sold during the period is calculated by the weighted average method.

3.3 Loans

Overdrafts are stated at the principal amounts including interest. Certain overdrafts for which special notices have been given and other loans are stated at the principal amount. Unearned discounts received in advance are presented as deduction of loans.

3.4 Allowance for doubtful accounts

The Bank established its minimum allowance for doubtful accounts based on the BOT's guidelines. The guidelines require banks to categorize their loan portfolios into six categories. Each loan category is subject to different levels of provisioning based on percentages established by the BOT. The guidelines also establish the interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks and finance companies to perform qualitative reviews of their loans as an ongoing process. The Bank and subsidiaries, which are financial institutions, are required to periodically report the result of their compliance with these guidelines to the BOT.

The Bank has established the allowance for doubtful accounts in addition to the minimum requirement under BOT's guidelines by considering for each loan type. For corporate loans, the Bank considered a borrower's ability to repay the obligation on an individual case basis based on recent payment history and estimated collateral value, if the expected source of repayment is from the liquidation of collateral. For SME and consumer loans, the Bank used credit porfolio statistics to do the statistical analysis for estimation of the deterioration in the portfolio and related allowance for loans under doubtful category.

Loans which have been restructured will be reclassified. Restructured loans classified as doubtful and doubtful loss will be upgraded to substandard. Restructured loans classified as substandard or special mention loans will be classified at the same class until 3 consecutive months or installments of payments, whichever is the longer, are made at which time the loans will be reclassified as normal.

Allowances for doubtful accounts established during the year are recognized as bad debt and doubtful accounts expense in the statement of income.

Bad debt written off or bad debt recovered is recorded as a decrease or an increase in the allowance for doubtful accounts.

3.5 Troubled Debt Restructuring

Losses on troubled debt restructuring resulting from the reduction of principal and accrued interest and other restructuring methodology including modification of terms, asset transfer, debts to equity swap, etc. are recognized as expenses in the statements of income.

In case troubled debt restructuring modifies terms of payment, the Bank complies with the BOT's criteria requiring the Bank to choose between the collateral method by which a loss amount is to be estimated and net present value method which represents expected cash flow in the future applying the interest rate on the restructuring date. Loss from such debt restructuring is recognized in the statement of income.

For receipt of assets or shares of stock of an equity interest in the debtor for settlement under debt restructuring agreement, the Bank records those received assets or shares of stock of an equity interest in the debtor at their fair value less cost to sell. However, the received assets are recorded at the amount not exceeding the recorded investment in the receivable plus the non-accrued interest income which the Bank has the ultimate legal right, in accordance with the Accounting Standard No. 34 "Accounting for Troubled Debt Restructuring" which the effective date was January 1, 2002.

Subsequent to troubled debt restructuring, the Bank recalculates fair value of restructured debts based on aforementioned discount rates as of the last date of the quarterly financial statements and made an adjustment of valuation on debt restructured, if the fair value has been changed. The recalculation made to the quarterly financial statements is in accordance with the aforementioned BOT's criteria. The adjustment of valuation of restructured debt shall not cause the book value of restructured debt to exceed the investment value of restructured debt.

3.6 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are carried at the lower of investment in the loan or fair value of the property as at the year end. Should the carrying value of a property foreclosed becomes impaired, an allowance for impairment will be recorded in accordance with Accounting Standard No. 36, Impairment of Assets.

Gains or losses on sales of properties foreclosed are recognized as income or expense at the date of disposal.

3.7 Premises and equipment

Land is stated at the appraised value. Premises are stated at the appraised value netted by accumulated depreciation. The appraised value is determined by an independent appraiser according to guidelines prescribed by the BOT. The increment resulting from the appraisal is recorded in the accounts as unrealized increment per land appraisal and unrealized increment per premises appraisal and shown under shareholders' equity. For the appraised value of land and premises, which are less than their cost, the difference is recognized as an expense in the statement of income. Depreciation of premises increment is recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal is charged directly to the retained earnings by the same amount of such depreciation.

Land of subsidiaries is presented at cost, and premises of subsidiaries are presented at cost net of accumulated depreciation.

Equipment is presented at cost netted by accumulated depreciation.

Depreciation of equipment is calculated by the straight-line method based on the estimated useful live of the equipment which are 3-5 years.

Before January 1, 2003, depreciation of premises was calculated by the straight-line method, based on the estimated useful live of premises of 20 years. Since January 1, 2003, depreciation of premises is calculated by the straight-line method based on the estimated useful live which is appraised at 50 years by independent appraisers.

3.8 Other assets

Leasehold rights are presented at cost netted by accumulated amortization.

The amortization is calculated by the straight-line method over the lease period between 1 - 30 years.

3.9 Pension plan and provident fund

The Bank has a pension plan upon retirement for its employees with long service rendered before January 1, 1979. Thereafter the Bank has a gratuities plan for those who started after that date and have completed at least 5 years of continuous service (or 10 years of interrupted service), calculated on the basis of length of service and the amount of last pay received. The Bank makes a provision for this purpose as appropriate in each period.

In 1996, the Bank initiated a provident fund for its employees who started employment after January 1, 1995 and for the employees who started employment before January 1, 1995 and have willingness to join the fund. The contributions from employees are deducted from the monthly salaries, with the Bank matching the individuals' contributions. The fund is managed by an authorized fund manager and has been registered in accordance with the Provident Fund Act B.E. 2530 (1987).

3.10 Interest income and interest expense

The Bank recognizes interest and discounts on loans as income on an accrual basis, except for interest on loans which are outstanding over 3 months at the date of the balance sheet and interest from receivables under trouble debt restructuring agreements which ability to pay of receivable is unsteady. Such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis. Interest on interbank and money market items and investments is recognized on an accrual basis.

Interest expense is recognized on an accrual basis.

3.11 Dividend income

The Bank recognizes dividend income from the companies, which are not subsidiaries and associated companies, on an accrual basis.

3.12 Non-interest income

Non-interest income other than income from equity interest in subsidiaries and associated companies is recognized on an accrual basis.

3.13 Contributions to the Financial Institutions Development Fund

Contributions to the Financial Institutions Development Fund are recorded as an expense on an accrual basis.

3.14 Income tax

The Bank records income tax payable for each period (if any) as an expense on an accrual basis.

3.15 Earnings per share

The basic earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. The diluted earnings per share are calculated from net income for the year adjusted by dividend on convertible preferred shares and interest expense on convertible bonds (if any), divided by the weighted average number of ordinary shares, on the assumption that conversion of all ordinary share equivalents have been made at the beginning of the period. Ordinary share equivalents consist of convertible preferred shares, warrants and subordinated convertible bonds.

3.16 Assets and liabilities in foreign currencies

Assets and liabilities in foreign currencies are converted into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the year are converted into Baht at the reference BOT exchange rates at the end of the year.

Gains or losses on foreign exchange transactions and translation gains or losses are recognized as income or expense for the period in the statement of income. Premiums or discounts represent the difference between the rate of the forward exchange contracts and the rate on the transaction date. Such premiums or discounts are recognized over the term of the contract.

In managing its foreign exchange risk, it is the Bank's policy to square off its foreign currency denominated assets and liabilities positions in order to affect a net balance of foreign exchange. The Bank, therefore, endeavors to match its foreign currency denominated lending with same currency funding sources in order to minimize its exposure on foreign currency fluctuations.

3.17 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the half year ended June 30 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	**2002**	**2003**	**2002**
Interest	5,436	7,266	5,382	7,208
Income tax	158	171	71	73

4.1.2 Non-cash items for the half year ended June 30, 2003 are as follows:

The unrealized gain from securities valuation presented as part of shareholders' equity has decreased by Baht 1,874.2 million, in both consolidated financial statements and the Bank's financial statements (June 30, 2002 : increased by Baht 2,884.0 million).

The Bank's subordinated convertible bonds of Baht 185.3 million (June 30, 2002 : Baht 20.0 million) and the Bank's convertible preferred shares of Baht 2,286.1 million (June 30, 2002 : Baht 1,011.2 million) were converted to be ordinary shares.

The Bank has property foreclosed acquired from debt repayments increased by Baht 1,446.1 million (June 30, 2002 : Baht 995.4 million) in the consolidated financial statements and Baht 1,443.3 million in the Bank's financial statements (June 30, 2002 : Baht 988.1 million).

The Bank has securities received from debt restructuring process and recorded as general investments of Baht 3.4 million in both the consolidated financial statements and the Bank's financial statements. (June 30, 2002 : securities received and recorded as available-for-sale securities and general investments of Baht 141.9 million and Baht 175.7 million, respectively, in both the consolidated financial statements and the Bank's financial statements).

The Bank transferred sub-quality assets to TAMC of Baht 22.5 million (net of the related allowance for doubtful accounts of Baht 0.1 million) in the consolidated financial statements and in the Bank's financial statements (see Notes 4.4.1 and 4.5.8)

For the half-year ended June 30, 2002, the Bank transferred sub-quality assets to TAMC of Baht 3,510.0 million (net of the related allowance for doubtful accounts of Baht 588.5 million) in the consolidated financial statements and in the Bank's financial statements (see Notes 4.4.1 and 4.5.8).

For the half year ended June 30, 2002, the Bank has recorded Baht 35,260.0 million and Baht 35,112.0 million, respectively, of loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated financial statements and the Bank's financial statements in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Note 4.5.5).

4.2 Interbank and money market items (Assets)

As at June 30, 2003 and December 31, 2002, interbank and money market items (Assets) are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	6,939	-	6,939	3,590	-	3,590
Commercial banks	169	3,363	3,532	37	4,470	4,507
Other banks	-	-	-	-	400	400
Finance companies, finance and securities companies, securities companies and credit foncier companies	70	579	649	2	266	268
Other financial institutions	23	728	751	277	383	660
Total	7,201	4,670	11,871	3,906	5,519	9,425
Add Accrued interest receivables	-	3	3	-	36	36
Less Allowance for doubtful accounts	-	(41)	(41)	-	(32)	(32)
Total domestic items	7,201	4,632	11,833	3,906	5,523	9,429
Foreign items :						
USD	4,579	49,946	54,525	765	38,567	39,332
YEN	62	1,717	1,779	486	2,120	2,606
Others	872	49	921	1,319	351	1,670
Total	5,513	51,712	57,225	2,570	41,038	43,608
Add Accrued interest receivables	-	63	63	-	101	101
Less Allowance for doubtful accounts	-	(58)	(58)	-	(5)	(5)
Total foreign items	5,513	51,717	57,230	2,570	41,134	43,704
Total domestic and foreign items	12,714	56,349	69,063	6,476	46,657	53,133

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	6,905	-	6,905	3,576	-	3,576
Commercial banks	13	3,272	3,285	8	4,226	4,234
Other banks	-	-	-	-	400	400
Finance companies, finance and securities companies, securities companies and credit foncier companies	-	260	260	24	160	184
Other financial institutions	23	728	751	277	383	660
Total	6,941	4,260	11,201	3,885	5,169	9,054
Add Accrued interest receivables	-	2	2	-	35	35
Less Allowance for doubtful accounts	-	(41)	(41)	-	(32)	(32)
Total domestic items	6,941	4,221	11,162	3,885	5,172	9,057
Foreign items :						
USD	2,108	49,946	52,054	721	36,289	37,010
YEN	61	1,717	1,778	486	2,120	2,606
Others	589	49	638	635	351	986
Total	2,758	51,712	54,470	1,842	38,760	40,602
Add Accrued interest receivables	-	63	63	-	101	101
Less Allowance for doubtful accounts	-	(58)	(58)	-	(5)	(5)
Total foreign items	2,758	51,717	54,475	1,842	38,856	40,698
Total domestic and foreign items	9,699	55,938	65,637	5,727	44,028	49,755

4.3 Securities purchased under resale agreements

As at June 30, 2003 and December 31, 2002, securities purchased under resale agreements are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Government and Bank of Thailand's bonds	4,000	3,300	4,000	3,300
Financial Institutions Development Fund and state enterprise debt securities	22,300	10,150	22,300	10,150
Total	26,300	13,450	26,300	13,450

4.4 Investment in securities

4.4.1 As at June 30, 2003 and December 31, 2002, the Bank classified its investments in securities as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2003		December 31, 2002	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	7,379	7,388	2,744	2,756
Corporate debt securities	421	423	826	787
Foreign debt securities	210	210	220	221
Domestic equity securities	324	402	205	227
Total	8,334	8,423	3,995	3,991
Add (less) Allowance for revaluation of investments	89	-	(4)	-
Total	8,423	8,423	3,991	3,991
Available-for-sale securities				
Government and state enterprise debt securities	24,208	24,501	12,855	13,006
Corporate debt securities	101	102	108	111
Foreign debt securities	4,264	4,269	6,111	6,123
Domestic equity securities	34	38	34	30
Other securities	64	83	64	72
Total	28,671	28,993	19,172	19,342
Add Allowance for revaluation of investments	332	-	177	-
Less Allowance for impairment of investments	(10)	-	(7)	-
Total	28,993	28,993	19,342	19,342
Held-to-maturity securities				
Government and state enterprise debt securities	59	59	-	-
Corporate debt securities	209	210	49	37
Foreign debt securities	10,619	10,619	19,589	19,589
Total	10,887	10,888	19,638	19,626
Less Allowance for impairment of investments	-	-	(12)	-
Total	10,887	10,888	19,626	19,626
Total short-term investments-net	48,303	48,304	42,959	42,959

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2003		December 31, 2002	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state *enterprise debt securities*	9,829	11,359	16,895	18,868
Corporate debt securities	1,334	1,202	1,331	1,191
Foreign debt securities	8,989	9,257	7,828	8,108
Domestic equity securities	4,047	9,545	3,849	7,119
Foreign equity securities	1	1	2	2
Other securities	3,382	3,360	3,254	3,100
Total	27,582	34,724	33,159	38,388
Add Allowance for revaluation of investments	8,507	-	6,729	-
Less Allowance for impairment of investments	(1,365)	-	(1,500)	-
Total	34,724	34,724	38,388	38,388
Held-to-maturity securities				
Government and state enterprise debt securities	51,382	55,848	51,438	54,569
Corporate debt securities	1,624	1,560	1,802	1,656
Foreign debt securities	802	802	2,773	2,773
Total	53,808	58,210	56,013	58,998
Less Allowance for impairment of investments	(7)	-	(29)	-
Total	53,801	58,210	55,984	58,998
General investments				
Domestic non-marketable equity securities	3,677	3,479	4,473	3,570
Foreign non-marketable equity securities	1,770	1,793	912	953
Total	5,447	5,272	5,385	4,523
Less Allowance for impairment of investments	(2,302)	-	(2,551)	-
Total	3,145	5,272	2,834	4,523
Total long-term investments-net	91,670	98,206	97,206	101,909

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2003		December 31, 2002	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	7,283	7,292	2,698	2,701
Corporate debt securities	286	286	626	637
Foreign debt securities	210	210	220	221
Domestic equity securities	19	43	19	41
Total	7,798	7,831	3,563	3,600
Add Allowance for revaluation of investments	33	-	37	-
Total	7,831	7,831	3,600	3,600
Available-for-sale securities				
Government and state enterprise debt securities	20,582	20,854	12,834	12,986
Corporate debt securities	101	102	100	103
Foreign debt securities	4,264	4,269	6,111	6,123
Total	24,947	25,225	19,045	19,212
Add Allowance for revaluation of investments	288	-	174	-
Less Allowance for impairment of investments	(10)	-	(7)	-
Total	25,225	25,225	19,212	19,212
Held-to-maturity securities				
Foreign debt securities	10,619	10,619	19,589	19,589
Total	10,619	10,619	19,589	19,589
Total short-term investments-net	43,675	43,675	42,401	42,401
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	9,829	11,360	13,343	15,286
Corporate debt securities	1,619	1,485	1,617	1,476
Foreign debt securities	8,989	9,256	7,828	8,108
Domestic equity securities	3,443	8,894	3,072	6,382
Foreign equity securities	1	1	2	2
Other securities	2,503	2,441	2,502	2,362
Total	26,384	33,437	28,364	33,616
Add Allowance for revaluation of investments	8,418	-	6,752	-
Less Allowance for impairment of investments	(1,365)	-	(1,500)	-
Total	33,437	33,437	33,616	33,616

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2003		December 31, 2002	
	Cost/Amortized Cost	Fair Value	Cost/Amortized Cost	Fair Value
Long-term investments (Continued)				
Held-to-maturity securities				
Government and state enterprise debt securities	50,533	54,999	50,525	53,654
Corporate debt securities	1,377	1,318	1,375	1,258
Other debt securities	802	802	2,773	2,773
Total	52,712	57,119	54,673	57,658
General investments				
Domestic equity non-marketable securities	3,734	3,596	4,554	3,669
Foreign equity non-marketable securities	1,770	1,793	912	952
Total	5,504	5,389	5,466	4,621
Less Allowance for impairment of investments	(2,242)	-	(2,533)	-
Total	3,262	5,389	2,933	4,621
Total long-term investments-net	89,411	95,945	91,222	95,922

As at June 30, 2003, the Bank classified the right of the Bank against the promissory note and promissory notes which are given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 11,130.2 million (December 31, 2002 : Baht 11,503.1 million) in the consolidated financial statements and of Baht 10,702.6 million (December 31, 2002 : Baht 11,075.5 million) in the Bank's financial statements (see Notes 4.1.2 and 4.5.8).

4.4.2 Time to maturity of debt securities

Time to maturity of the Bank's investment in debt securities classified as available-for-sale securities and held-to-maturity securities at June 30, 2003 and December 31, 2002 are presented below. Expected maturity may differ from contractual maturity due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2003			
	Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	24,208	9,058	771	34,037
Corporate debt securities	101	616	718	1,435
Foreign debt securities	4,264	7,055	1,934	13,253
Total	28,573	16,729	3,423	48,725
Add Allowance for revaluation of investments	309	1,763	111	2,183
Less Allowance for impairment of investments	(10)	(27)	(181)	(218)
Total	28,872	18,465	3,353	50,690

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2003
Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Held-to-maturity securities				
Government and state enterprise debt securities	59	25	51,357	51,441
Corporate debt securities	209	242	1,382	1,833
Foreign debt securities	10,619	802	-	11,421
Total	10,887	1,069	52,739	64,695
Less Allowance for impairment of investments	-	-	(7)	(7)
Total	10,887	1,069	52,732	64,688
Total debt securities	39,759	19,534	56,085	115,378

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002
Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	12,855	15,324	1,571	29,750
Corporate debt securities	107	620	712	1,439
Foreign debt securities	6,111	5,777	2,051	13,939
Total	19,073	21,721	4,334	45,128
Add Allowance for revaluation of investments	174	2,115	215	2,504
Less Allowance for impairment of investments	(7)	(36)	(181)	(224)
Total	19,240	23,800	4,368	47,408
Held-to-maturity securities				
Government and state enterprise debt securities	-	494	50,944	51,438
Corporate debt securities	49	406	1,396	1,851
Foreign debt securities	19,589	2,001	772	22,362
Total	19,638	2,901	53,112	75,651
Less Allowance for impairment of investments	(12)	(5)	(24)	(41)
Total	19,626	2,896	53,088	75,610
Total debt securities	38,866	26,696	57,456	123,018

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	20,582	9,058	771	30,411
Corporate debt securities	101	908	711	1,720
Foreign debt securities	4,264	7,055	1,934	13,253
Total	24,947	17,021	3,416	45,384
Add Allowance for revaluation of investments	288	1,762	110	2,160
Less Allowance for impairment of investments	(10)	(27)	(181)	(218)
Total	25,225	18,756	3,345	47,326
Held-to-maturity securities				
Government and state enterprise debt securities	-	-	50,532	50,532
Corporate debt securities	-	5	1,373	1,378
Foreign debt securities	10,619	802	-	11,421
Total	10,619	807	51,905	63,331
Total debt securities	35,844	19,563	55,250	110,657

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

Maturity schedule of securities

	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	12,834	11,797	1,546	26,177
Corporate debt securities	100	906	711	1,717
Foreign debt securities	6,111	5,777	2,051	13,939
Total	19,045	18,480	4,308	41,833
Add Allowance for revaluation of investments	174	2,084	215	2,473
Less Allowance for impairment of investments	(7)	(36)	(181)	(224)
Total	19,212	20,528	4,342	44,082
Held-to-maturity securities				
Government and state enterprise debt securities	-	-	50,525	50,525
Corporate debt securities	-	5	1,370	1,375
Foreign debt securities	19,589	2,001	772	22,362
Total	19,589	2,006	52,667	74,262
Total debt securities	38,801	22,534	57,009	118,344

Gains (losses) related to investments in securities included in the statements of income for the half years ended June 30, 2003 and 2002 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
Unrealized gains (losses) on revaluation of trading securities	124	134	81	133
Gain on transferring investment portfolios	-	4	-	4
Losses on impairment of investment in securities	329	(22)	330	(15)
Gains (losses) on sales of investment in securities				
Trading securities	84	25	59	23
Available-for-sale securities	(100)	343	(65)	335
General investments	(282)	281	(284)	273
Investment in subsidiary companies and associated companies	(2)	13	(3)	13
Gains (losses) on investments	153	778	118	766

Unrealized gains (losses) on available-for-sale securities and held-to-maturity securities presented as at June 30, 2003 and December 31, 2002 are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

Type of securities	Amortized Cost-net of allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	54,878	9,062	(223)	63,717
Held-to-maturity securities	64,688	4,469	(59)	69,098
Total	119,566	13,531	(282)	132,815

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Type of securities	Amortized Cost-net of allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	50,824	7,300	(394)	57,730
Held-to-maturity securities	75,651	3,131	(158)	78,624
Total	126,475	10,431	(552)	136,354

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

Type of securities	Amortized Cost-net of allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	49,956	8,847	(141)	58,662
Held-to-maturity securities	63,331	4,466	(59)	67,738
Total	113,287	13,313	(200)	126,400

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

Type of securities	Amortized Cost-net of allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities	45,902	7,196	(270)	52,828
Held-to-maturity securities	74,262	3,129	(117)	77,274
Total	120,164	10,325	(387)	130,102

4.4.3 Investments in subsidiaries and associated companies are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

Company	Type of Business	Type of Share	Direct and Indirect Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Services					
SCB Advisory Service Co., Ltd.*	Services	Ordinary	100.0	10.0	10.0
SCB Research Institute Co., Ltd.*	Research	Ordinary	70.2	15.9	9.6
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	46.1	1,249.9	1,448.0
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	133.2	125.5
SCB Leasing PCL	Leasing	Ordinary	41.6	39.9	83.8
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	254.1
Siam Panich Leasing PCL and affiliates	Leasing	Ordinary	22.4	1,103.9	1,038.4

Baht : Million

Company	Type of Business	Type of Share	THE CONSOLIDATED FINANCIAL STATEMENTS June 30, 2003 Direct and Indirect Ownership (%)	Cost Method	Equity Method
Associated Companies (Continued)					
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	8.2
Siam Children Care Co., Ltd.*	Care For Children	Ordinary	30.0	1.5	-
Siam Cosmos Service Co., Ltd.	Consultant	Ordinary	23.8	4.1	14.1
Real Estate					
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	159.1	-
Others					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	30.5	3.1	168.6
SCB Biotech Co., Ltd.*	Holding	Ordinary	35.0	33.2	-
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	6.5	6.1
Total				2,927.6	3,166.4
Less Allowance for impairment of investments				(967.7)	-
Total investments in subsidiary and associated companies - net				1,959.9	3,166.4

* : In process of dissolution

Baht : Million

Company	Type of Business	Type of Share	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002 Direct and Indirect Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Services					
SCB Advisory Service Co., Ltd.*	Services	Ordinary	100.0	10.0	10.0
SCB Research Institute Co., Ltd.*	Research	Ordinary	65.0	14.8	8.6
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	46.2	1,249.9	1,355.7
Siam Commercial New York Life Insurance PCL	Life Insurance	Ordinary	25.0	133.2	134.8
SCB Leasing PCL	Leasing	Ordinary	37.6	39.8	67.1
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	60.2
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	256.6
Siam Panich Leasing PCL and affiliates	Leasing	Ordinary	22.4	1,103.9	1,011.7
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	10.7
Siam Children Care Co., Ltd.*	Care For Children	Ordinary	30.0	1.5	-

Baht : Million

Company	Type of Business	Type of Share	Direct and Indirect Ownership (%)	Cost Method	Equity Method
		THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2002			
Associated Companies (Continued)					
Real Estate					
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	159.1	-
Others					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	363.4
SCB Biotech Co., Ltd.*	Holding	Ordinary	35.0	34.0	-
Total				3,121.8	3,278.8
Less Allowance for impairment of investments				(972.6)	-
Total investments in subsidiary and associated companies - net				2,149.2	3,278.8

* : In process of dissolution

Baht : Million

Company	Type of Business	Type of Share	Direct and Indirect Ownership (%)	Cost Method	Equity Method
		THE BANK'S FINANCIAL STATEMENTS June 30, 2003			
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,790.3
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	642.7
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,414.3
The Book Club Finance PCL	Finance	Ordinary and preferred	89.8	2,545.0	757.0
The Samaggi Insurance PCL	Insurance and assurance	Ordinary	59.2	454.6	900.0
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	51.8	46.4	70.9
Services					
SCB Advisory Service Co., Ltd.*	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	79.7
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	246.0
Oreo Realty Inc.(United States of America)	Services	Ordinary	100.0	-	-
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	9.9	22.6
SCB Research Institute Co., Ltd.*	Research	Ordinary	70.2	14.8	8.5
Sub Sri Thai Warehouse PCL**	Warehouse	Ordinary	58.3	146.9	298.3

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

Company	Type of Business	Type of Share	Direct and Indirect Ownership (%)	Cost Method	Equity Method
Subsidiary Companies (Continued)					
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	24.7
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	468.5
Thai International Property Development Co., Ltd. *	Real Estate	Ordinary	99.9	-	-
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	429.8
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL and affiliates	Finance	Ordinary	46.1	1,249.9	1,448.0
Siam Commercial New York Life Insurance PCL	Insurance	Ordinary	25.0	133.2	125.5
SCB Leasing PCL	Leasing	Ordinary	41.6	39.8	83.7
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	254.1
Siam Panich Leasing PCL and affiliates	Leasing	Ordinary	22.4	1,103.9	1,038.4
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	8.2
Siam Children Care Co., Ltd. *	Care For Children	Ordinary	30.0	-	-
Siam Cosmos Service Co., Ltd.	Consultant	Ordinary	23.8	1.3	11.3
Real Estate					
Christiani & Nielsen (Thai) PCL and affiliates	Construction	Ordinary	42.3	159.1	-
Others					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	30.5	1.6	163.6
SCB Biotech Co., Ltd.*	Holding	Ordinary	35.0	-	-
Siam Press Management Co., Ltd.	Industry	Ordinary	26.7	6.5	6.1
Total				16,928.4	13,302.2
Less Allowance for impairment of investments				(3,942.7)	-
Total investments in subsidiaries and associated companies - net				12,985.7	13,302.2

* : In process of dissolution

** held additionally by The Bank's management of 20.01%

Baht : Million

Company	Type of Business	Type of Share	THE BANK'S FINANCIAL STATEMENTS December 31, 2002 Direct and Indirect Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,743.8
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	642.1
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,333.7
The Book Club Finance PCL	Finance	Ordinary and preferred	89.8	2,545.0	768.9
The Samaggi Insurance PCL	Insurance and assurance	Ordinary	58.8	454.6	871.9
Services					
SCB Advisory Service Co., Ltd.*	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	78.9
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	250.6
Oreo Realty Inc.(United States of America)	Services	Ordinary	100.0	-	-
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	9.9	14.2
SCB Research Institute Co., Ltd.*	Research	Ordinary	65.0	14.8	8.6
Sub Sri Thai Warehouse PCL	Warehouse	Ordinary	58.3	146.9	299.1
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	24.9
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	467.6
Thai International Property Development Co., Ltd.*	Real Estate	Ordinary	99.9	-	-
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	299.7

Baht : Million

Company	Type of Business	Type of Share	THE BANK'S FINANCIAL STATEMENTS December 31, 2002 Direct and Indirect Ownership (%)	Cost Method	Equity Method
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL	Finance	Ordinary	46.2	1,249.9	1,355.7
Siam Commercial New York Life Insurance PCL	Insurance	Ordinary	25.0	133.2	134.8
SCB Leasing PCL	Leasing	Ordinary	37.6	39.8	67.1
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	60.2
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	256.6
Siam Panich Leasing PCL and affiliates	Leasing	Ordinary	22.4	1,103.9	1,011.7
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	10.7
Siam Children Care Co., Ltd.*	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL	Construction	Ordinary	42.3	159.1	-
Others					
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	287.3
SCB Biotech Co., Ltd.*	Holding	Ordinary	35.0	-	-
Total				17,003.6	12,998.1
Less Allowance for impairment of investments				(3,947.8)	-
Total investments in subsidiaries and associated companies - net				13,055.8	12,998.1

* : In process of dissolution

The Bank received shares transferred from troubled debt restructuring as at June 30, 2003 and December 31, 2002 as follows:

	June 30, 2003	December 31, 2002
	% of paid-up share	% of paid-up share
General securities		
Bangkok Crystal Co., Ltd.	75.1	75.1
Sri-U-Thong Co., Ltd.	42.1	42.1
S.G. Land Co., Ltd.	34.0	34.0
Thai Baroda Industry Co., Ltd.	31.3	31.3
Nawa 84 Co., Ltd.	25.0	25.0
CBNP (Thailand) Co., Ltd.	20.8	20.8

The Bank did not record the above securities as investment in subsidiaries and associated companies due to the Bank's intention to hold such investments temporarily.

Information about financial position and results of operations which is summarized from the financial statements of subsidiary companies which are not included in the consolidated financial statements due to being in the process of dissolution or discontinued operations are as follows: (see Note 2.3)

Baht : Million

	June 30, 2003 "Unaudited"			December 31, 2002 "Audited"		
	Total assets	Total liabilities	Shareholders' equity	Total assets	Total liabilities	Shareholders' equity
Siam Commercial Development Co., Ltd.	0.2	-	0.2	0.2	-	0.2
Suthakarn Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Thai Manpower Development Co., Ltd.	0.7	-	0.7	0.8	-	0.8
Prime Business Co., Ltd.	0.4	-	0.4	0.5	-	0.5
M&M Service Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Sorathon Co., Ltd.	0.1	-	0.1	0.1	-	0.1
Satayu Co., Ltd.	-	0.1	(0.1)	-	20.6	(20.6)
Supapirom Co., Ltd.	2.0	-	2.0	2.0	-	2.0
SCB Advisory Service Co., Ltd.	8.2	-	8.2	8.2	-	8.2
SCB Research Institute Co., Ltd.	48.8	8.4	40.4	48.8	8.4	40.4
Thai International Property Development Co., Ltd.	-	-	-	-	-	-
Oreo Realty Inc. (United States of America)	-	-	-	-	-	-
	60.6	8.5	52.1	60.8	29.0	31.8

Baht : Million

	For the half year ended							
	June 30, 2003 "Unaudited"				June 30, 2002 "Unaudited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)	Revenue	Expenses	Net income (loss)	Earnings (loss) per share (Baht)
Siam Commercial Development Co., Ltd.	0.3	0.3	-	-	-	312.3	(312.3)	(1,249.3)
Suthakarn Co., Ltd.	-	0.1	(0.1)	(50.2)	-	3.8	(3.8)	(3,824.5)
Thai Manpower Development Co., Ltd.	-	0.1	(0.1)	(10.0)	-	0.1	(0.1)	(13.9)
Prime Business Co., Ltd.	-	0.1	(0.1)	(284.5)	-	0.5	(0.5)	(979.8)
M&M Service Co., Ltd.	-	-	-	(41.0)	-	-	-	-
Sorathon Co., Ltd.	-	-	-	(41.0)	-	-	-	-
Satayu Co., Ltd.	20.4	-	20.4	20,431.3	-	0.5	(0.5)	(487.5)
Supapirom Co., Ltd.	-	-	-	-	-	-	-	-
SCB Advisory Service Co., Ltd.	-	-	-	-	-	-	-	-
SCB Research Institute Co., Ltd.*	-	-	-	-	1.1	4.9	(3.8)	(0.8)
Thai International Property Development Co., Ltd.*	-	-	-	-	-	-	-	-
Oreo Realty Inc. (United States of America)*	-	-	-	-	-	-	-	-
	20.7	0.6	(20.1)		1.1	322.1	(321.0)	

* Included in the consolidated financial statements of the first half year of 2002

Investments in companies other than subsidiaries and associated companies, of which the Bank holds more than 10% of the paid-up capital in each company, classified by industries, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Banking and finance	3,689	3,406	3,183	2,933
Manufacturing	38	38	30	30
Entertainment and recreation	1,428	697	1,428	697
Others	348	346	348	338
	5,503	4,487	4,989	3,998

As at June 30, 2003 and December 31, 2002, government bonds classified as available-for-sale securities of Baht 402 million and 590 million respectively, were pledged with the Government Housing Bank in order to comply with its agreement.

As at June 30, 2003, a subsidiary pledged debt securities classified as held-to-maturity securities amounting to Baht 14 million at par value with a government agency.

The Bank and its subsidiaries, which are financial institutions, have investments in a number of securities in which there were problems concerning the companies' financial positions and operating results. The Bank has made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Cost	**Market Value**	**Amount of Provision**	**Cost**	**Market Value**	**Amount of Provision**
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	50.1	-	50.1	50.1	-	50.1
Listed companies identified for delisting						
Common shares	235.4	263.8	220.8	509.2	139.5	487.5
Bonds	28.8	26.2	10.9	38.4	21.1	19.0
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	1,957.8	271.1	1,899.7	2,143.2	330.1	2,034.5
Bonds	262.8	132.5	198.3	277.9	147.2	203.6

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Cost	**Market Value**	**Amount of Provision**	**Cost**	**Market Value**	**Amount of Provision**
Listed companies identified for delisting						
Common shares	196.5	231.6	191.8	470.3	114.8	468.9
Bonds	8.5	8.5	-	9.0	9.0	-
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	1,900.6	262.4	1,851.2	2,083.9	321.1	1,982.7
Bonds	245.6	132.5	181.1	245.6	132.5	181.1

4.4.4 Disclosure of the statements of cash flows of Chatuchak Assets Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follows:

Chatuchak Asset Management Co., Ltd.
Statements of Cash flows
For the half years ended June 30,
"Unaudited"

		Baht : Million
	2003	**2002**
Cash flows from operating activities		
Net income (loss)	22.1	(97.4)
Items to reconcile net income (loss) to net cash received (paid) from operating activities :		
Bad debt and doubtful accounts	(12.4)	129.6
Amortization of premium (discount) on investment	0.5	(4.3)
Gain on sales of property foreclosed	(0.1)	-
Loss from diminution in value of property foreclosed	26.9	-
Income from operations before changes in operating assets and liabilities	37.0	27.9
Operating assets (increase) decrease		
Investment in receivables	86.8	33.8
Loans	(25.7)	-
Accrued interest receivables	0.1	2.8
Property foreclosed	0.4	(2.7)
Other assets	-	(0.5)
Operating liabilities increase (decrease)		
Other liabilities	0.3	0.4
Net cash provided by operating activities	98.9	61.7
Cash flows from investing activities		
Purchase of available-for-sale securities	(2,912.5)	(2,709.2)
Proceeds from sales and maturity of available-for-sale securities	2,812.0	2,648.0
Net cash used in investing activities	(100.5)	(61.2)
Net increase in cash and cash equivalents	(1.6)	0.5
Cash and cash equivalents as at January 1,	16.4	6.0
Cash and cash equivalents as at June 30,	14.8	6.5

4.5 Loans and accrued interest receivables

4.5.1 Classified by product:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Overdrafts	59,016	62,064	59,016	62,064
Loans	387,728	383,421	386,377	381,752
Bills	36,963	36,427	35,292	34,955
Others	8,336	7,206	7,168	6,339
Total	492,043	489,118	487,853	485,110
Add Accrued interest receivables	2,442	2,619	2,321	2,489
Less Allowance for doubtful accounts	(71,745)	(71,369)	(69,525)	(69,380)
Allowance for valuation adjustment from debt restructuring	(10,017)	(11,210)	(9,501)	(10,427)
Total	412,723	409,158	411,148	407,792

4.5.2 Classified by maturity:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Up to 1 year*	237,989	228,692	234,466	225,874
Over 1 year	254,054	260,426	253,387	259,237
Accrued interest receivables	2,442	2,619	2,321	2,489
Total	494,485	491,737	490,174	487,600

*Including loans without contracts and past-due

4.5.3 Classified by currency and customer location:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	467,411	55	467,466	461,691	5	461,696
USD	9,491	4,778	14,269	11,289	6,226	17,515
Others	7,201	3,107	10,308	6,907	3,000	9,907
Accrued interest receivables			2,442			2,619
Total			494,485			491,737

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	463,743	55	463,798	458,221	4	458,225
USD	8,969	4,778	13,747	11,289	5,694	16,983
Others	7,201	3,107	10,308	6,907	2,996	9,903
Accrued interest receivables			2,321			2,489
Total			490,174			487,600

4.5.4 Classified by business type and classification:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,857	352	395	378	3,455	13,437
Manufacturing and commercial	168,386	5,075	8,469	4,520	33,298	219,748
Real estate and construction	48,082	1,442	2,442	853	19,308	72,127
Utilities and services	39,462	1,069	2,981	1,386	16,971	61,869
Housing loans	86,052	2,485	2,176	4,613	20,221	115,547
Others	7,625	86	122	108	1,374	9,315
Total	358,464	10,509	16,585	11,858	94,627	492,043
Accrued interest receivables	1,286	88	162	44	862	2,442
Total	359,750	10,597	16,747	11,902	95,489	494,485

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,544	253	270	1,095	3,491	13,653
Manufacturing and commercial	171,115	3,391	6,180	3,716	35,006	219,408
Real estate and construction	50,760	1,747	1,824	1,992	20,876	77,199
Utilities and services	42,907	1,658	885	778	15,404	61,632
Housing loans	84,655	2,108	1,299	5,768	14,704	108,534
Others	593	651	364	976	6,108	8,692
Total	358,574	9,808	10,822	14,325	95,589	489,118
Accrued interest receivables	1,534	73	144	63	805	2,619
Total	360,108	9,881	10,966	14,388	96,394	491,737

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,855	332	395	378	3,357	13,317
Manufacturing and commercial	165,977	5,006	8,425	4,502	32,577	216,487
Real estate and construction	51,029	1,323	2,418	852	18,686	74,308
Utilities and services	38,382	1,069	2,980	1,386	16,865	60,682
Housing loans	85,928	2,477	2,164	4,610	20,022	115,201
Others	6,762	86	103	107	800	7,858
Total	356,933	10,293	16,485	11,835	92,307	487,853
Accrued interest receivables	1,233	72	162	44	810	2,321
Total	358,166	10,365	16,647	11,879	93,117	490,174

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,493	253	270	1,095	3,404	13,515
Manufacturing and commercial	168,680	3,345	6,170	3,587	34,403	216,185
Real estate and construction	53,660	1,719	1,824	1,927	20,262	79,392
Utilities and services	41,779	1,658	885	763	15,299	60,384
Housing loans	84,518	2,104	1,293	5,761	14,484	108,160
Others	2	650	352	976	5,495	7,475
Total	357,132	9,729	10,794	14,109	93,347	485,111
Accrued interest receivables	1,463	70	141	60	755	2,489
Total	358,595	9,799	10,935	14,169	94,102	487,600

Due to inequilibrium in demand and supply of the real estate and construction industry, those who engage in such business are facing more difficulty in managing liquidity and in marketing which may affect their ability to repay the loans to the Bank. Nevertheless, real estate and construction loans are collateralized by land, building and construction in progress, appraised by independent appraisers and internal appraisers.

4.5.5 Written-back Loan Receivables

As at December 31, 2002, the Bank and its subsidiary considered recording Baht 35,260.0 million and Baht 35,112.0 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss as a written-back in the consolidated and the Bank's balance sheets, respectively in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Note 4.1.2). Such loans were previously written off in accordance with the BOT's notification dated September 21, 1999 regarding the requirement for the commercial bank to write off the bad debts.

4.5.6 Classified by type of classification and allowance:

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per requirement
Normal	358,166.1	187,012.9	1	1,870.1
Special Mention	10,365.1	4,588.0	2	91.8
Substandard	16,647.1	6,988.7	20	1,397.8
Doubtful	11,878.9	3,300.7	50	1,650.3
Doubtful Loss	93,116.9	39,836.0	100	39,836.0
Total	490,174.1	241,726.3		44,846.0
Specific and General allowance				24,678.9
Total				69,524.9

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per requirement
Normal	358,594.9	193,314.3	1	1,933.1
Special Mention	9,798.6	4,504.9	2	90.1
Substandard	10,935.4	3,713.4	20	742.7
Doubtful	14,168.8	5,566.2	50	2,783.1
Doubtful Loss	94,102.0	38,151.7	100	38,151.7
Total	487,599.7	245,250.5		43,700.7
Specific and General allowance				25,679.1
Total				69,379.8

Based on management's estimate of the ultimate collectibility of its loan portfolio as at June 30, 2003, the Bank has recorded allowance for doubtful accounts which exceeded the minimum allowance required by the guideline of the BOT of Baht 24,678.9 million (December 31, 2002 : Baht 25,679.1 million).

The Bank used the BOT's notification dated January 16, 2003 in determining the non-performing loans which consisted of loans classified as substandard, doubtful, doubtful loss and loss under BOT's guideline. As at June 30, 2003 non-performing loans are Baht 120,634.0 million (December 31, 2002 : Baht 118,257.1 million) or 24.5% (December 31, 2002 : 24.2%) of total loans including loans to financial institutions. As at June 30, 2003, the non-performing loans to financial institutions are Baht 554.2 million (December 31, 2002 : Baht 554.2 million)

As at June 30, 2003, Book Club Finance PCL and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non performing loans of Baht 2,360.1 million (December 31, 2002 : Baht 2,397.4 million). The details of their classified loans according to the criteria specified in the Notification of the BOT are as follows:

Baht : Million

	June 30, 2003			
	Loan and accrued interest	**Loan and accrued interest** (net of collateral per BOT's guideline)	**Allowance per BOT's guideline %**	**Allowance per requirement**
Normal	4,386.9	3,474.2	0.3,1	13.7
Special Mention	253.7	211.2	2	24.2
Substandard	110.3	82.9	20	6.0
Doubtful	22.7	18.2	50	9.1
Doubtful Loss	2,705.4	1,862.5	100	1,848.2
Total	7,479.0	5,649.0		1,901.2
Less Allowance for doubtful account transferred				(1,111.1)
Allowance per requirement				790.1
General allowance				654.6
Total				1,444.7

Baht : Million

	December 31, 2002			
	Loan and accrued interest	**Loan and accrued interest** (net of collateral per BOT's guideline)	**Allowance per BOT's guideline %**	**Allowance per requirement**
Normal	4,691.9	3,789.5	0.08,1	7.7
Special Mention	80.9	47.3	2	0.9
Substandard	16.1	12.8	20	2.6
Doubtful	228.1	198.2	50	99.1
Doubtful Loss	2,594.3	1,704.2	100	1,704.2
Total	7,611.3	5,752.0		1,814.5
Less Allowance for doubtful account transferred				(1,141.5)
Allowance per requirement				673.0
General allowance				476.8
Total				1,149.8

The Bank had loans and accrued interest with borrowers who subsequently developed problems in their financial positions and operating results, causing their loans to become classified assets. The Bank has made appropriate provisions for loan losses as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2003				December 31, 2002			
	No. of Companies	Loans Outstanding including loans to financial institutions and accrued interest receivable	Collateral	Amount of Provision	No. of Companies	Loans Outstanding including loans to financial institutions and accrued interest receivable	Collateral	Amount of Provision
Listed companies identified for delisting	22	4,816.7	2,320.1	1,847.7	22	3,914.1	1,575.7	1,172.5

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2003				December 31, 2002			
	No. of Companies	Loans Outstanding including loans to financial institutions and accrued interest receivable	Collateral	Amount of Provision	No. of Companies	Loans Outstanding including loans to financial institutions and accrued interest receivable	Collateral	Amount of Provision
Listed companies identified for delisting	18	4,663.3	2,306.1	1,627.5	17	3,743.9	1,567.9	959.9

4.5.7 Troubled debt restructuring

The consolidated and the Bank's financial statements for the half years ended June 30, 2003 and 2002, include the result of various types of troubled debt restructuring including transfers of assets and equity securities, changes in repayment condition, and mixed types as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Debt restructuring in various forms	213	3,939.5	3,831.0	shares	11.8
Changes of repayment conditions	1,638	2,758.0	2,746.1		
Total	1,851	6,697.5	6,577.1		

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Debt restructuring in various forms	657	7,557.7	7,334.3	Immovable properties and shares	26.0
Changes of repayment conditions	3,146	8,815.0	8,800.7		
Total	3,803	16,372.7	16,135.0		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Debt restructuring in various forms	206	3,779.6	3,778.9	shares	11.8
Changes of repayment conditions	1,619	2,586.6	2,580.9		
Total	1,825	6,366.2	6,359.8		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2002

	The Outstanding Debts			Transferred Assets	
	No. of Companies	Before Restructuring	After Restructuring	Types	Fair Value
Types of Restructuring					
Debt restructuring in various forms	633	7,129.5	6,893.9	Immovable properties and shares	13.3
Changes of repayment conditions	3,125	8,303.5	8,303.0		
Total	3,758	15,433.0	15,196.9		

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2003		June 30, 2002	
	No. of Companies	The Outstanding Debts	No. of Companies	The Outstanding Debts
Debt restructuring	1,851	6,697.5	3,803	16,372.7
Total loans including loans to financial institutions as at June 30,	165,617	498,778.2	166,902	494,223.6

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2003		June 30, 2002	
	No. of Companies	The Outstanding Debts	No. of Companies	The Outstanding Debts
Debt restructuring	1,825	6,366.2	3,758	15,433.0
Total loans including loans to financial institutions as at June 30,	165,080	492,398.7	166,309	487,618.6

As at June 30, 2003, the Bank has outstanding loans to the restructured debtors including accrued interest of Baht 129,272.7 million (December 31, 2002 : Baht 141,742.6 million) in the consolidated financial statements and Baht 126,215.9 million (December 31, 2002 : Baht 138,431.2 million) in the Bank's financial statements. The average term of debt restructuring as at June 30, 2003 is 10.8 years (December 31, 2002 : 10.1 years)

Information relating to restructured debtors for the half years ended June 30, 2003 and 2002 are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2003	2002	2003	2002
Interest income recognized in the statement of income	2,507.5	3,249.4	2,437.7	3,177.0
Loss from debt restructuring recognized in the statement of income	75.7	472.5	159.3	437.4
Cash collection	3,613.1	4,789.6	3,305.4	4,587.3
Additional loans to restructured debtors	-	67.7	-	67.7

4.5.8 Sales of loan receivables

For the half years ended June 30, 2003 and for the year ended December 31, 2002 the Bank transferred a portion of sub-quality assets with a book value of Baht 22.5 million and Baht 3,560.5 million, respectively (net of allowance for doubtful accounts of Baht 0.1 million and Baht 957.3 million, respectively) to TAMC according to the Asset Transfer Agreement. Total net amount of sub-quality assets which were transferred was Baht 10,702.5 million. The Bank and its subsidiary received the promissory notes of Baht 8,768.4 million for transferring such assets. The remaining amount is in the process of reviewing and considering the information by TAMC (see Notes 4.1.2 and 4.4.1).

4.6 Allowance for doubtful accounts

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,936	90	745	2,824	39,067	26,707	71,369
Bad debt and doubtful accounts	(56)	5	657	(1,165)	3,776	(2,045)	1,172
Bad debt recovered	-	-	-	-	97	-	97
Bad debt written off	-	-	-	-	(2,124)	-	(2,124)
Others	-	-	-	-	(48)	1,279	1,231
Ending balance	1,880	95	1,402	1,659	40,768	25,941	71,745

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,037	157	835	4,440	743	9,640	17,852
Bad debt and doubtful accounts	(101)	(67)	(90)	(1,616)	6,692	19,406	24,224
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(4,009)	-	(4,009)
Others	-	-	-	-	35,255	(2,339)	32,916
Ending balance	1,936	90	745	2,824	39,067	26,707	71,369

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	1,933	90	743	2,783	38,152	25,679	69,380
Bad debt and doubtful accounts	(63)	2	655	(1,133)	3,696	(2,116)	1,041
Bad debt recovered	-	-	-	-	97	-	97
Bad debt written off	-	-	-	-	(2,109)	-	(2,109)
Others	-	-	-	-	-	1,116	1,116
Ending balance	1,870	92	1,398	1,650	39,836	24,679	69,525

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,007	154	834	4,357	-	8,415	15,767
Bad debt and doubtful accounts	(74)	(64)	(91)	(1,574)	6,578	19,201	23,976
Bad debt recovered	-	-	-	-	386	-	386
Bad debt written off	-	-	-	-	(3,924)	-	(3,924)
Others	-	-	-	-	35,112	(1,937)	33,175
Ending balance	1,933	90	743	2,783	38,152	25,679	69,380

Revaluation allowances for debt restructuring are as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Beginning balance	11,209.7	8,087.2	10,427.3	7,768.6
Increase (decrease) during the year	(1,192.4)	3,122.5	(926.3)	2,658.7
Ending balance	10,017.3	11,209.7	9,501.0	10,427.3

4.7 Classified assets

The Bank, Book Club Finance PCL, and Chatuchak Assets Management Co., Ltd. have the classified assets according to the guideline of the BOT which consist of loans including financial institutions and accrued interest income, investments, property foreclosed and other assets as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other Assets	Total
Normal	358,859.2	4,143.2	-	-	-	363,002.4
Special Mention	10,595.4	248.7	-	-	-	10,844.1
Substandard	16,732.0	-	-	-	-	16,732.0
Doubtful	11,901.6	-	-	-	-	11,901.6
Doubtful Loss	94,902.3	7.3	8,293.8	1,924.5	51.3	105,179.2
	492,990.5	4,399.2	8,293.8	1,924.5	51.3	507,659.3

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	359,453.7	3,170.1	-	-	-	362,623.8
Special Mention	9,878.7	107.9	-	-	-	9,986.6
Substandard	10,951.4	-	-	-	-	10,951.4
Doubtful	14,347.4	-	-	-	-	14,347.4
Doubtful Loss	95,817.3	7.3	9,094.4	1,795.9	50.6	106,765.5
	490,448.5	3,285.3	9,094.4	1,795.9	50.6	504,674.7

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	358,166.1	4,293.2	-	-	-	362,459.3
Special Mention	10,365.1	248.7	-	-	-	10,613.8
Substandard	16,647.1	-	-	-	-	16,647.1
Doubtful	11,878.9	-	-	-	-	11,878.9
Doubtful Loss	93,116.9	7.3	8,293.8	1,902.0	51.3	103,371.3
	490,174.1	4,549.2	8,293.8	1,902.0	51.3	504,970.4

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Loans and accrued interest receivable	Loans to financial institution and accrued interest receivable	Investments	Property foreclosed	Other assets	Total
Normal	358,594.9	3,373.4	-	-	-	361,968.3
Special Mention	9,798.6	107.9	-	-	-	9,906.5
Substandard	10,935.4	-	-	-	-	10,935.4
Doubtful	14,168.8	-	-	-	-	14,168.8
Doubtful Loss	94,102.0	7.3	9,094.4	1,773.7	50.6	105,028.0
	487,599.7	3,488.6	9,094.4	1,773.7	50.6	502,007.0

4.8 Properties foreclosed

As at June 30, 2003 and December 31, 2002, properties foreclosed consist of the following:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

Type of properties foreclosed	Beginning balance	Addition	Disposal	Beginning balance
Foreclosure assets				
Immovable assets	14,034	1,446	(1,807)	13,673
Movable assets	2	-	(2)	-
Total	14,036	1,446	(1,809)	13,673
Others	556	2	(26)	532
Total properties foreclosed	14,592	1,448	(1,835)	14,205
Less Allowance for impairment of assets	(1,943)	(1)	13	(1,931)
Total properties foreclosed, net	12,649	1,447	(1,822)	12,274

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

Type of properties foreclosed	Beginning balance	Addition	Disposal	Beginning balance
Foreclosure assets				
Immovable assets	12,102	3,689	(1,757)	14,034
Movable assets	2	-	-	2
Total	12,104	3,689	(1,757)	14,036
Others	615	-	(59)	556
Total properties foreclosed	12,719	3,689	(1,816)	14,592
Less Allowance for impairment of assets	(1,030)	(913)	-	(1,943)
Total properties foreclosed, net	11,689	2,776	(1,816)	12,649

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

Type of properties foreclosed	Beginning balance	Addition	Disposal	Beginning balance
Foreclosure assets				
Immovable assets	13,647	1,443	(1,797)	13,293
Others	556	-	(26)	530
Total properties foreclosed	14,203	1,443	(1,823)	13,823
Less Allowance for impairment of assets	(1,921)	-	13	(1,908)
Total properties foreclosed, net	12,282	1,443	(1,810)	11,915

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

Type of properties foreclosed	Beginning balance	Addition	Disposal	Beginning balance
Foreclosure assets				
Immovable assets	11,805	3,585	(1,743)	13,647
Others	615	-	(59)	556
Total properties foreclosed	12,420	3,585	(1,802)	14,203
Less Allowance for impairment of assets	(1,015)	(906)	-	(1,921)
Total properties foreclosed, net	11,405	2,679	(1,802)	12,282

4.9 Premises and equipment:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

	Cost					Accumulated depreciation					Allowance for impairment of assets	Net premises and equipment
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depreciation	Disposals	Other	Ending balance		
Land												
Cost	5,761	170	(18)	6	5,919	-	-	-	-	-	(499)	5,420
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	15,290	61	(17)	12	15,346	(6,097)	(217)	6	(15)	(6,323)	(311)	8,712
Appraisal increase (year 2000)	4,085	-	-	-	4,085	(246)	(56)	-	-	(302)	-	3,783
Equipment	11,755	593	(108)	33	12,273	(9,813)	(337)	15	(24)	(10,159)	-	2,114
Others	47	220	(252)	-	15	-	-	-	-	-	-	15
Total	41,559	1,044	(395)	51	42,259	(16,156)	(610)	21	(39)	(16,784)	(810)	24,665

Depreciation for the half year ended	- June 30, 2003	613
	- June 30, 2002	758

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

	Cost					Accumulated depreciation					Allowance for impairment of assets	Net premises and equipment
	Beginning balance	Additions	Disposals	Other	Ending balance	Beginning balance	Depreciation	Disposals	Other	Ending balance		
Land												
Cost	4,147	170	(18)	8	4,307	-	-	-	-	-	(499)	3,808
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	9,838	53	(17)	(1)	9,873	(4,112)	(88)	6	1	(4,193)	(311)	5,369
Appraisal increase (year 2000)	4,085	-	-	-	4,085	(246)	(56)	-	-	(302)	-	3,783
Equipment	11,007	541	(102)	(2)	11,444	(9,298)	(295)	12	2	(9,579)	-	1,865
Others	47	216	(251)	-	12	-	-	-	-	-	-	12
Total	33,745	980	(388)	5	34,342	(13,656)	(439)	18	3	(14,074)	(810)	19,458

Depreciation for the half year ended	- June 30, 2003	441
	- June 30, 2002	597

4.10 Other assets

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Interest receivable on investments	949	1,626	934	1,601
Customer insurance premium and legal deposits with court	859	909	857	908
Leasehold improvements - net	720	729	496	499
Others	1,964	1,625	1,236	795
Total	4,492	4,889	3,523	3,803

4.11 Deposits

4.11.1 Classified by product:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Demand	22,427	19,965	21,876	19,237
Savings	235,744	210,273	233,404	207,624
Fixed				
Less than 6 months	223,577	233,604	222,333	231,951
6 months and up to 1 year	21,549	21,489	20,470	20,926
Over 1 year	77,308	80,056	77,300	79,727
Negotiable certificates of deposit	9,330	9,117	9,350	9,137
Total	589,935	574,504	584,733	568,602

4.11.2 Classified by maturity:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Up to 1 year*	559,525	534,127	554,303	528,206
Over 1 year	30,410	40,377	30,430	40,396
Total	589,935	574,504	584,733	568,602

*Including past-due agreements.

4.11.3 Classified by currency and customer location :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Baht	578,271	784	579,055	560,953	963	561,916
USD	5,917	3,737	9,654	7,685	4,413	12,098
Others	1,081	145	1,226	350	140	490
Total	585,269	4,666	589,935	568,988	5,516	574,504

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Baht	575,667	785	576,452	558,228	963	559,191
USD	3,330	3,737	7,067	4,526	4,412	8,938
Others	1,069	145	1,214	333	140	473
Total	580,066	4,667	584,733	563,087	5,515	568,602

4.12 Inter bank and money market items (Liabilities)

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Demand	**Time**	**Total**	**Demand**	**Time**	**Total**
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	2,119	2,119	-	1,613	1,613
Commercial banks	209	90	299	402	1	403
Other banks	20	311	331	20	396	416
Finance companies, Finance and securities companies, securities companies and credit foncier companies	2,574	158	2,732	1,591	128	1,719
Other financial institutions	1,385	1,598	2,983	790	1,935	2,725
Total domestic items	4,188	4,276	8,464	2,803	4,073	6,876
Foreign items :						
USD	651	14	665	630	27	657
YEN	105	-	105	8	1,078	1,086
Others	103	65	168	90	81	171
Total foreign items	859	79	938	728	1,186	1,914
Total domestic and foreign items	5,047	4,355	9,402	3,531	5,259	8,790

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	2,119	2,119	-	1,613	1,613
Commercial banks	298	1	299	392	1	393
Other banks	20	311	331	20	396	416
Finance companies, Finance and securities companies, securities companies and credit foncier companies	2,676	158	2,834	1,821	128	1,949
Other financial institutions	1,384	1,579	2,963	770	1,935	2,705
Total domestic items	4,378	4,168	8,546	3,003	4,073	7,076
Foreign items :						
USD	651	14	665	629	27	656
YEN	105	-	105	8	1,078	1,086
Others	145	65	210	199	81	280
Total foreign itmes	901	79	980	836	1,186	2,022
Total domestic and *foreign items*	5,279	4,247	9,526	3,839	5,259	9,098

4.13 Securities sold under repurchase agreements

As at June 30, 2003, the Bank has securities sold under repurchase agreements which are Financial Institutions Development Fund's bonds and government agencies' securities in the consolidated financial statements of Baht 50 million (December 31, 2002 : 40 million)

4.14 Borrowings

Borrowings consist of:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds	4,960	3,810	8,770	5,146	3,810	8,956
Subordinated notes	8,595	8,047	16,642	8,595	8,267	16,862
Others	12	-	12	19	-	19
Total	13,567	11,857	25,424	13,760	12,077	25,837

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2003			December 31, 2002		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds	4,523	3,810	8,333	4,709	3,810	8,519
Subordinated notes	8,638	8,047	16,685	8,638	8,267	16,905
Others	12	-	12	18	-	18
Total	13,173	11,857	25,030	13,365	12,077	25,442

On November 29, 1993, the shareholders passed a resolution to issue up to US$ 180.0 million subordinated convertible bonds in the foreign market, such bonds can be redeemed or converted into ordinary shares within 10 years. In January, 1994 the Bank offered US$ 160.0 million or approximately Baht 4,088.0 million of subordinated convertible bonds to foreign investors at an interest rate of 3.25% per annum and conversion price equal to Baht 254 at an exchange rate of US$ 1 to Baht 25.55 on the condition that the Bank may convert or redeem the bonds before maturity. The conversion price was adjusted to Baht 223.51 effective from December 9, 1997. As at June 30, 2003 and December 31, 2002 the amount of subordinated convertible bonds which have not been converted are Baht 3,809.9 million. The ordinary shares of 20 million shares are reserved as accommodation for the convertible bonds (see Note 4.16.2).

On December 29, 1994 the Bank issued subordinated notes of Yen 5,000 million, repayable in 10 years, with interest rate of 5.6% per annum, payable annually.

On March 15, 1996, the Bank issued subordinated notes of US$ 150 million, repayable in 10 years, with interest rate of 7.5% per annum, payable twice a year.

On October 16, 1998, the Bank issued subordinated convertible bonds of Baht 6,000 million to domestic investors, at an interest rate of the highest rate of the Bank's three-month fixed deposit plus 1.25% per annum. Such bonds can be redeemed or converted into ordinary shares within 7 years. The conversion price is Baht 30. The ordinary shares of 200 million shares are reserved as accommodation for the convertible bonds (see Note 4.16.2). As at June 30, 2003, convertible bonds which have not yet been converted are Baht 4,523.4 million (December 31, 2002: Baht 4,708.7 million).

As at June 30, 2003 and December 31, 2002 the Bank has issued several subordinated bonds totaling Baht 8,638.0 million, repayable in the years 2009-2010, with fixed interest rates ranging between 3.5% - 6% per annum, payable annually.

4.15 Other Liabilities

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Accrued expenses	2,732	2,629	2,673	2,558
Marginal deposit	349	264	335	247
Withholding tax payable	165	236	147	217
Other	2,047	1,632	226	218
Total	5,293	4,761	3,381	3,240

4.16 Share capital

4.16.1 Preferred shares and its covered warrants

On May 10, 1999, the Bank issued 2,500 million shares of non-cumulative convertible voting preferred shares at Baht 26 each; 1,250 million shares were issued to the Ministry of Finance and another 1,250 million shares were issued together with covered warrants to other investors. One covered warrant has the right to purchase one preferred share from the Ministry of Finance within 3 years at Baht 29.46 each. Such warrants were expired since May 10, 2002 and there were no applications to exercise.

After the Bank has available profit after loan loss provision with no accumulated loss and having adequate capital fund, the holders of preferred shares have preferential right to receive a non-cumulative dividend of 5.25% of the issued price, or Baht 1.37 per annum per share before the dividend payment to ordinary shares. However, there may be some events incurred causing the Bank to pay dividend less than such rate. In the year that the ordinary shareholders are paid dividends at the rate higher than that paid to the preferred shareholders, the Bank shall pay a dividend to the preferred shareholders equal to the dividend paid to the ordinary shareholders.

The preferred shares are the convertible preferred shares which the preferential right will be expired on May 9, 2009. At the expiry date, the preferred shares must be converted to ordinary shares. However, in the case that the preferred shareholders want to exercise their convertible rights, it can be done at the end of each quarter.

As at June 30, 2003, unissued authorized preferred shares are as follows:

- 116 million preferred shares are reserved to accommodate possible exercise of the warrants that were issued in accordance with the resolution of the extraordinary shareholders' meeting No.1/1997 on November 28, 1997. On June 22, 1999, the Bank issued 115,000,883 warrants, expired within 5 year, at exercise price of Baht 38.70 per share. As at June 30, 2003, 115,942,333 prefered shares (December 31, 2002 : 115,942,333 shares) are reserved and 114,942,320 warrants (December 31, 2002 : 114,943,216 warrants) are outstanding.

- 150 million shares are reserved to accommodate possible exercise of the staff warrants which may be issued in accordance with the resolution of the 177th ordinary shareholders' meeting on April 3, 2000.

- As at June 30, 2003, the staff warrants have not yet been issued.

- 3,473,366,446 preferred shares (December 31, 2002 : 3,571,416,105) are registered to be offered for sales at private placement but not yet issued and called up.

4.16.2 Ordinary shares

As at June 30, 2003, unissued ordinary shares, are as follows:

- 20 million shares are to be accommodated for possible conversion of the subordinated convertible bonds (see note 4.14) that were issued and sold in foreign markets according to the resolution of the extraordinary shareholder's meeting No.3/1993 dated November 29, 1993. As at June 30, 2003 and December 31, 2002, 18,905,074 shares are outstanding.

- 200 million shares are to be accommodated for possible conversion of subordinated convertible bonds (see note 4.14) that were issued and sold in domestic markets according to the resolution of the extraordinary shareholders' meeting No.1/1998 dated July 2, 1998. As at June 30, 2003, parts of subordinated convertible bonds were converted to 49,220,303 ordinary shares (December 31, 2002 : 43,043,641 shares) at Baht 30 each and 150,779,697 ordinary shares (December 31, 2002 : 156,956,359 shares) are outstanding.

4.16.3 Capital funds

The Bank and the subsidiaries which are financial institutions are subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at June 30, 2003 and December 31, 2002, the Bank's total capital funds can be categorized as follows:

		Baht : Million
	THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002
Tier 1 Capital		
Issued and paid-up share capital	31,319	31,319
Premium on share capital	4,988	55,577
Legal reserve	-	695
Others	-	23,081
Net loss after appropriations	-	(74,550)
Total Tier 1 capital	36,307	36,122
Tier 2 Capital		
Unrealized increment per assets appraisal	5,091	5,119
Unrealized increment per assets appraisal	2,281	-
Subordinated convertible bonds	1,810	2,645
Subordinated notes	11,490	12,855
Allowance for classified assets of "normal" category and excess allowance	5,846	5,555
Total Tier 2 Capital	26,518	26,174
Less Investment in other financial institutions' Tier 2 Capital	(194)	(234)
Total Capital Funds	62,631	62,062
Total Capital / Total Risk Assets	13.4%	14.0%
Total Tier 1 Capital / Total Risk Assets	7.8%	8.1%
Total Tier 2 Capital / Total Risk Assets	5.6%	5.9%

4.17 Reduction of deficit

The shareholders' meeting passed a resolution on April 9, 2003 to reduce deficit as at January 1, 2003 amounting to Baht 74,550 million by offsetting with other reserve, legal reserve, premium on ordinary shares and premium on preferred shares amounting to Baht 23,081 million, Baht 695 million, Baht 22,786 million and Baht 27,988 million, respectively, effective as of January 1, 2003.

4.18 Legal reserve

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are public companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

4.19 Other reserve

As at December 31, 2002, other reserve amounting to Baht 23,081.0 million was set without having specific objective.

4.20 Contingencies

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,856	-	1,856	1,483	-	1,483
Guarantees of loans	153	1,380	1,533	296	1,415	1,711
Liability under unmatured import bills	111	2,240	2,351	385	3,272	3,657
Other guarantees	41,970	12,196	54,166	37,361	11,973	49,334
Letters of credit	473	7,190	7,663	551	5,847	6,398
Exchange rate contracts						
Bought	-	53,338	53,338	-	45,810	45,810
Sold	-	134,815	134,815	-	125,490	125,490
Interest rate contracts						
Bought	33,187	28,096	61,283	23,730	27,970	51,700
Sold	33,187	28,096	61,283	23,730	27,970	51,700
Amount of unused bank overdraft	60,504	152	60,656	59,010	196	59,206
Other	26	385	411	26	280	306
Total	171,467	267,888	439,355	146,572	250,223	396,795

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,856	-	1,856	1,483	-	1,483
Guarantees of loans	153	1,380	1,533	296	1,415	1,711
Liability under unmatured import bills	111	2,240	2,351	385	3,272	3,657
Other guarantees	41,970	12,196	54,166	37,361	11,973	49,334
Letters of credit	473	7,161	7,634	551	5,808	6,359
Exchange rate contracts						
Bought	-	53,338	53,338	-	45,810	45,810
Sold	-	134,815	134,815	-	125,490	125,490
Interest rate contracts						
Bought	33,187	28,096	61,283	23,730	27,970	51,700
Sold	33,187	28,096	61,283	23,730	27,970	51,700
Amount of unused bank overdraft	60,504	-	60,504	59,010	-	59,010
Other	-	330	330	-	195	195
Total	171,441	267,652	439,093	146,546	249,903	396,449

As at June 30, 2003 and December 31, 2002, the Bank has contingencies in the same amount of Baht 338.2 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997.

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified term. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.2, 4.4.1 and 4.5.8).

The Bank and TAMC agreed to recognize any profits and losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits and losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits and losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and transfer price of sub-quality assets transferred to TAMC. The residual amount of profit portion will be all given to TAMC. In the case of losses it will be shared between TAMC and the Bank. The Bank will take the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. The residual amount of the loss portions will be absorbed by TAMC.

4.21 Earnings Per Share

Earnings per share in the consolidated and the Bank's financial statements for the half years ended June 30, 2003 and 2002, are calculated as follows:

	Net Income		**Weighted Average Number of Common Shares**		**Earning Per Share**	
	2003 Million Baht	**2002 Million Baht**	**2003 Million Shares**	**2002 Million Shares**	**2003 Baht**	**2002 Baht**
Basic earning per share						
Net income	5,971	691	1,223	926	4.88	0.75
Effect of diluted equivalent ordinary shares						
Preferred shares	57	-	2,066	2,205		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	6,028	691	3,289	3,131	1.83	0.22

Earnings per share in the consolidated and the Bank's financial statements for the quarters ended June 30, 2003 and 2002, are calculated as follows:

	Net Income "Unaudited"		Weighted Average Number of Common Shares "Unaudited"		Earning Per Share	
	2003 Million Baht	2002 Million Baht	2003 Million Shares	2002 Million Shares	2003 Baht	2002 Baht
Basic earning per share						
Net income	2,895	363	1,256	972	2.31	0.37
Effect of diluted equivalent ordinary shares						
Preferred shares	28	-	2,033	2,159		
Diluted earnings per share (Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	2,923	363	3,289	3,131	0.89	0.12

The participating right of the preferred shares has not been taken into consideration in calculating basic earnings per share for the half year ended June 30, 2003 because the Bank has not declared dividend and for the half year ended June 30, 2002 because the Bank had accumulated deficit.

4.22 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is quoted in accordance with the Bank's regulations. Interest rate and other pricing for other related parties are quoted at the same rate as in the normal business with the same business condition as general customers.

4.22.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each company's paid-up capital are as follows:--

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Companies with at least 10% ownership				
Loans	22,314	22,001	25,595	25,439
Deposits	3,427	1,933	3,929	2,557
Commitments	4,230	4,134	4,243	4,158
Companies owned/controlled by the Bank's directors/management				
Loans	7	12	7	12
Deposits	9	20	9	20
Commitments	10	20	10	20
Officers from departmental managers upward				
Loans	107	124	107	124
Deposits	532	289	532	289

4.22.2 Investments in subsidiaries and associated companies are described in Note 4.4.3. Investments in related companies in which the Bank is a shareholder and/or management are directors as at June 30, 2003 and December 31, 2002, are as follows:

Baht : Million

		June 30, 2003					
		THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
Company	Type of Business	Paid-up Capital	Percentage of Ownership	Net Investment	Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co, Ltd.	Finance	30	15.0	5	30	15.0	5
WTA (Thailand) Co., Ltd.	Finance	-	25.0	-	-	25.0	-
Services							
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	-	180	10.0	-
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
Others							
Sino-Thai Resources Development PCL	Mining	140	16.4	3	140	16.4	3
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Premus (Thailand) Co., Ltd.	Property	13	10.0	1	13	10.0	1
Cargill Siam Co., Ltd.	Agriculture	48	26.7	64	48	10.0	56
Siam Medicare Co., Ltd.	Industry	14	17.5	-	-	-	-
International Trader Co., Ltd.	Industry	20	10.0	2	-	-	-

KYAT = KYAT Currency

Baht : Million

Company	Type of Business	June 30, 2003 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Related Companies (Shareholding through debt restructure process)							
ITV PCL	Entertainment	5,750	13.9	1,441	5,750	13.6	1,428
Siam General Factoring PCL	Finance	683	11.9	48	683	11.9	48
Bangkok Crystal Co., Ltd.	Industry	500	76.1	-	500	75.1	-
Sri U Thong Co., Ltd.	Real Estate	1,084	42.1	-	1,084	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	27	586	13.0	27
Related Companies (Shareholding through other companies' debt restructure process)							
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
SG Land Co., Ltd.	Real Estate	225	34.0	-	225	34.0	-
Siam Media & Communication Co., Ltd.	Entertainment	700	33.3	-	700	33.3	-
The Dheves Insurance PCL	Insurance	120	16.2	246	120	15.8	240
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Nawa 84 Co., Ltd. and affiliates	Other	1,203	25.0	137	1,203	25.0	137
				2,176			2,147

Baht : Million

Company	Type of Business	December 31, 2002 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co, Ltd.	Finance	30	15.0	5	30	15.0	5
Initial Investment Co., Ltd.	Finance	2	15.0	-	2	15.0	-
Services							
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	-	180	10.0	-
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Sino-Thai Resources Development PCL	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	[KYAT] 1	10.0	1	[KYAT] 1	10.0	1

[KYAT] = KYAT Currency

Baht : Million

Company	Type of Business	December 31, 2002 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Related Companies (Shareholding through debt restructure process)							
ITV PCL	Entertainment	5,750	13.6	697	5,750	13.6	697
Siam General Factoring PCL	Finance	683	12.7	47	683	12.7	47
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
Wongpaitoon PCL	Industry	6,048	14.7	-	6,048	14.7	-
Sri U Thong Co., Ltd.	Real Estate	1,084	42.1	-	1,084	42.1	-
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	586	13.0	27	586	13.0	27
Related Companies (Shareholding through other companies' debt restructure process)							
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
SG Land Co., Ltd.	Real Estate	225	34.0	-	225	34.0	-
Siam Media & Communication Co., Ltd.	Entertainment	700	33.3	-	700	33.3	-
Siam Sat Net work Co., Ltd.	Communication	113	27.2	-	113	27.2	-
The Dheves Insurance PCL	Insurance	120	15.8	220	120	15.8	220
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Nawa 84 Co., Ltd.	Other	1,203	25.0	137	1,203	25.0	137
				1,349			1,349

4.22.3 Related transactions between the Bank and subsidiaries, associates, and related companies, which are made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at June 30, 2003, are as follows:

Baht : Million

	June 30, 2003			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	15
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	28
SCB Securities Co., Ltd.	-	-	150	199
The Book Club Finance PCL	-	-	-	1
The Samaggi Insurance PCL and affiliates	-	-	-	42
SCB Asset Management Co., Ltd.	-	-	-	4
Services				
SCB Business Services Co., Ltd.	-	-	-	17
SCB Training Centre Co., Ltd.	-	-	89	6
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Pitiwat Co., Ltd.	-	-	-	10
SCB Research Institute Co., Ltd.	-	17	-	17
Sub Sri Thai Warehouse PCL	-	-	-	3
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	-	22
Mahisorn Co., Ltd.	-	-	3,434	38
Others				
Astrakhan Investment Ltd. (Hong Kong) and affiliates	-	-	5	117
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL and affiliates	15	179	15	179
Siam Commercial New York Life Insurance PCL	-	25	-	25
The SCB Leasing PCL	2,264	8	2,254	8
The Vina Siam Bank (Vietnam)	-	1	-	1
Siam Panich Leasing PCL and affiliates	900	147	730	147
Service				
Siam Niti Law Office Co., Ltd.	-	4	-	4
Siam Cosmos Service Co., Ltd. and affiliates	-	34	-	34
Real Estate				
Christiani & Nielsen (Thai) PCL and affiliates	1,434	55	1,434	55

Baht : Million

	June 30, 2003			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (Continued)				
Others				
Nobleclear Holding (BVI) Ltd.	1,438	-	1,438	-
Saturn Inc. and affiliates	70	2	70	2
Siam Press Management Co., Ltd.	-	16	-	16
Related Companies (10 % to 20 % Ownership)				
Finance & Insurance	249	43	249	43
Service	145	2	145	2
Real Estate	-	128	-	128
Others	417	19	417	19
Major-shareholder (10 %-20 % Ownership)				
The Crown Property Bureau	-	838	-	838
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	2	154	2	154
Associated Companies				
- Siam Sindhorn Co., Ltd.	4,646	32	4,646	32
- Others	3,250	1,499	3,250	1,499
Related Company (Shareholding through debt restructure process)				
ITV PCL	842	59	842	59
Siam General Factoring PCL	306	19	306	19
Bangkok Crystal Co., Ltd.	335	6	335	6
Sri U Thong Co., Ltd.	107	8	107	8
Fuel Pipeline Transportation Co., Ltd.	1,116	10	1,116	10
Sonoco (Thailand) Co., Ltd.	3	-	3	-
Thai Baroda Industries Co., Ltd.	1,129	7	1,129	7
BNH Medical Co., Ltd.	315	9	315	9
Nava 84 Co., Ltd.	-	1	-	1
Related Company (Shareholding through other companies' debt restructure process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP(Thailand) Co., Ltd.	309	-	309	-
SG Land Co., Ltd. and affiliates	1,268	33	1,268	33
Siam Media and Communication Co., Ltd.	1,301	-	1,301	-
Siam Sat Network Co., Ltd.	450	2	233	2
The Dheves Insurance PCL	3	37	3	37
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	22	-	22
Companies owned / controlled by the Bank's directors / management	7	9	7	9
	22,321	3,436	25,602	3,938

Outstanding loans and deposits as at December 31, 2002, were as follows:

Baht : Million

	December 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Assets Management Co., Ltd.	-	-	-	16
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	22	5
SCB Securities Co., Ltd.	-	-	150	308
The Book Club Finance PCL	-	-	32	-
The Samaggi Insurance PCL	-	-	-	50
Services				
SCB Business Services Co., Ltd.	-	-	-	45
SCB Training Centre Co., Ltd.	-	-	95	8
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Pitiwat Co., Ltd.	-	-	-	8
SCB Research Institute Co., Ltd.	-	14	-	14
Sub Sri Thai Warehouse PCL	-	-	-	4
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	-	22
Mahisorn Co., Ltd.	-	-	3,526	43
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	115
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL	-	11	-	11
Siam Commercial New York Life Insurance PCL	-	34	-	34
The SCB Leasing PCL	2,782	6	2,782	6
SCB Asset Management Co., Ltd.	-	2	-	2
The Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL	221	82	51	82
Service				
Siam Niti Law Office Co., Ltd.	-	10	-	10
Real Estate				
Christiani & Nielsen (Thai) PCL	80	35	80	35
Christiani & Nielsen (England) Co., Ltd.	409	-	409	-
Christiani & Nielsen Construction Co., Ltd.	43	-	43	-

Baht : Million

	December 31, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies (Continued)				
Others				
Nobleclear Holding (BVI) Ltd.	1,341	-	1,341	-
SCB Biotech Co., Ltd.	-	2	-	2
Related Companies (10 % to 20 % Ownership)				
Finance & Insurance	307	48	307	48
Service	228	29	228	29
Real Estate	-	3	-	3
Others	561	13	561	13
Major-shareholder (10 % to 20 % Ownership)				
The Crown Property Bureau	-	922	-	922
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	4	106	4	106
Associated Companies				
- Siam Sindhorn Co., Ltd.	5,681	43	5,681	43
- Others	1,700	315	1,700	315
Related Company (Shareholding through debt restructure process)				
ITV PCL	828	86	828	86
Siam General Factoring PCL	399	1	399	1
Bangkok Crystal Co., Ltd.	347	1	347	1
Wongpaitoon PCL	1,020	17	1,020	17
Sri U Thong Co., Ltd.	97	9	97	9
Fuel Pipeline Transportation Co., Ltd.	1,159	22	1,159	22
Thai Baroda Industries Co., Ltd.	1,056	8	1,056	8
BNH Medical Co., Ltd.	392	21	392	21
Related Company (Shareholding through other companies' debt restructure process)				
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP Co., Ltd.	309	-	309	-
SG Land Co., Ltd.	1,268	24	1,268	24
Siam Media and Communication Co., Ltd.	1,317	4	1,317	4
Siam Sat Network Co., Ltd.	450	5	233	5
The Dheves Insurance PCL	-	24	-	24
Supapirom Co., Ltd.	-	2	-	2
Donmuang International Airport Hotel Co., Ltd.	-	23	-	23
Sonoco Asia corporation (Thailand) Ltd.	2	-	2	-
	22,001	1,933	25,439	2,557

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the half years ended June 30, 2003 and 2002, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	2003		2002	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated Companies	78	88	53	73
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated Companies	2	40	2	36
Major-shareholder	-	6	1	4

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	2003		2002	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiary Companies	115	43	119	17
Associated Companies	73	81	50	58
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiary Companies	1	123	2	88
Associated Companies	2	36	2	31
Major-shareholder	-	6	1	4

Outstanding contingencies as at June 30, 2003 and December 31, 2002, were as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Contingencies		Contingencies	
	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
Subsidiary Companies	-	23	24	23
Associated Companies	2,149	1,614	2,139	1,614
Related Companies (10% to 20% ownership)	127	219	127	219
Major-shareholder	2	1	2	1
Subsidiaries and associated companies of major-shareholder	385	419	385	419
Related Company (Shareholding through debt restructure process)	1,567	1,882	1,567	1,882

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have right to purchase the shares from the Ministry of Finance. The Bank spent Baht 32,500 million that were received from the Ministry of Finance following the capital increment to invest in government bonds and recorded as held-to-maturity investments. Other transactions, if any, between the Bank and the Ministry of Finance and any other government agencies arose from normal banking activities which did not relate to the shareholding.

4.23 Directors and executive's benefit

The Bank has not paid other benefits to directors and executives except for the benefits that were normally paid such as directors fee, executive salary, special monthly allowance and cost of living allowance for executives.

4.24 Income tax

For the half years ended June 30, 2003 and 2002 the Bank's financial statements presented net income but no income tax expenses were payable as the Bank had losses carried forward being taxable expenses.

4.25 Long-term leases

The remaining rental expenses to be paid for long-term leases as at June 30, are as follows:

Baht : Million

		THE CONSOLIDATED FINANCIAL STATEMENTS		**THE BANK'S FINANCIAL STATEMENTS**	
Type of Lease	**Period**	**2003**	**2002**	**2003**	**2002**
Land and/or Premises	1 July 03 - 30 June 04	164	101	132	92
	1 July 04 - 30 June 09	336	253	296	214
	1 July 09 - 30 June 29	338	324	263	248
Equipment	1 July 03 - 30 June 04	15	-	15	-
	1 July 04 - 30 June 09	34	-	34	-

4.26 Restriction on dividend payment

According to the Public Company Act, the Bank is not allowed to pay any dividends during the period in which the Bank still has deficit.

4.27 Events occurring after the balance sheet date

4.27.1 The preferred shares of 52,413,579 shares have been converted into 52,413,579 ordinary shares. The Bank registered the increase in share capital with the Ministry of Commerce on July 7, 2003.

4.27.2 The Bank's subordinate convertible bonds, which were issued on October 16, 1998, amounting to Baht 490.7 million have been converted into 16,356,659 ordinary shares at Baht 30.00 each.

The Bank registered the change in paid-up capital to Baht 31,543.9 million with the Ministry of Commerce on July 28, 2003.

4.28 The significant financial position and the results from operations by domestic and foreign operations

4.28.1 The financial position classified by business type as at June 30, 2003 and December 31, 2002 are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	689,220	18,345	707,565	654,728	20,993	675,721
Interbank and money market items (Assets)	63,746	5,317	69,063	46,475	6,659	53,134
Investment-net	129,338	13,803	143,141	128,275	15,169	143,444
Loans	490,648	1,395	492,043	487,262	1,856	489,118
Deposits	585,163	4,772	589,935	568,565	5,939	574,504
Interbank and money market items (Liabilities)	9,308	94	9,402	7,588	1,202	8,790
Borrowings	13,567	11,857	25,424	13,760	12,077	25,837
Contingencies	362,306	77,049	439,355	311,769	85,026	396,795

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2003			December 31, 2002		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	684,300	14,759	699,059	650,224	16,998	667,222
Interbank and money market items (Assets)	63,075	2,562	65,637	46,124	3,631	49,755
Investment-net	132,628	13,760	146,388	131,562	15,059	146,621
Loans	486,979	874	487,853	483,792	1,319	485,111
Deposits	582,876	1,856	584,732	565,939	2,663	568,602
Interbank and money market items (Liabilities)	9,432	94	9,526	7,907	1,191	9,098
Borrowings	13,173	11,857	25,030	13,365	12,077	25,442
Contingencies	362,280	76,813	439,093	311,743	84,706	396,449

4.28.2 The results of operations classified by business type for the quarters ended June 30, 2003 and 2002 are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

"Unaudited"

	June 30, 2003				June 30, 2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dvidend income	7,096	257	(156)	7,197	7,583	380	(243)	7,720
Interest expenses	2,344	263	(156)	2,451	3,136	355	(243)	3,248
Net interest income	4,752	(6)	-	4,746	4,447	25	-	4,472
Non-interest income	2,496	121	-	2,617	2,523	107	-	2,630
Non-interest expenses	4,384	26	-	4,410	6,429	266	-	6,695
Income before income tax	2,864	89	-	2,953	541	(134)	-	407

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

"Unaudited"

	June 30, 2003				June 30, 2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	6,971	240	(158)	7,053	7,447	363	(245)	7,565
Interest expenses	2,323	263	(158)	2,428	3,112	354	(245)	3,221
Net interest income	4,648	(23)	-	4,625	4,335	9	-	4,344
Non-interest income	2,079	99	-	2,178	2,056	108	-	2,164
Non-interest expenses	3,899	9	-	3,908	5,898	247	-	6,145
Income before income tax	2,828	67	-	2,895	493	(130)	-	363

4.28.3 The results of operations classified by business type for the half years ended June 30, 2003 and 2002 are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2003				June 30, 2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dvidend income	14,276	552	(337)	14,491	15,108	809	(526)	15,391
Interest expenses	4,799	557	(337)	5,019	6,502	762	(526)	6,738
Net interest income	9,477	(5)	-	9,472	8,606	47	-	8,653
Non-interest income	4,899	228	-	5,127	5,252	248	-	5,500
Non-interest expenses	8,523	14	-	8,537	13,016	355	-	13,371
Income before income tax	5,853	209	-	6,062	842	(60)	-	782

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2003				June 30, 2002			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	14,052	522	(337)	14,237	14,919	770	(525)	15,164
Interest expenses	4,752	551	(337)	4,966	6,453	753	(525)	6,681
Net interest income	9,300	(29)	-	9,271	8,466	17	-	8,483
Non-interest income	4,172	185	-	4,357	4,401	227	-	4,628
Non-interest expenses	7,679	(22)	-	7,657	12,104	316	-	12,420
Income before income tax	5,793	178	-	5,971	763	(72)	-	691

4.29 Disclosure of financial instruments

4.29.1 Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Bank and subsidiaries. The Bank and subsidiaries have adopted the policy of only dealing with creditworthy counterparty and obtaining sufficient collateral or other security where appropriate, as a mean to mitigating the risk of financial losses from defaults.

In case of recognized financial assets, the carrying amount of the assets recorded in the consolidated balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

The Bank has credit risk in case counterparties do not adhere to the terms of the financial contract.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due.

Concentrations of credit risk are limited due to the large number and diversifications of domestic customers.

4.29.2 Interest Rate Risk

Interest rate risk arises from the change in interest rates which will effect the net interest earnings in the current reporting period, and in future. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity.

The Bank uses various derivative transactions to manage its own asset and liability positions in order to manage interest rate exposure. The use of derivative transactions is in accordance with the policies and guidelines from the Board of Directors and is under the control of the committee of assets and liabilities management.

Significant financial assets and liabilities can be repriced as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2003

	Reprice on demand	Reprice within 1-3 months	Reprice within 3-12 months	Reprice within 1-5 years	Reprice over 5 years	Non interest bearing	Total
Securities purchased under resale agreements	26,300	-	-	-	-	-	26,300
Investments in securities	-	22,558	24,365	20,589	55,887	19,742	143,141
Loans (included interbank and money market item)	335,600	72,677	78,670	49,203	14,860	10,096	561,106
Deposits (included interbank and money market item)	238,269	260,533	56,550	20,249	-	23,736	599,337
Securities sold under repurchase agreements	-	50	-	-	-	-	50
Borrowings	-	4,523	-	115	20,775	11	25,424

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002

	Reprice on demand	Reprice within 1-3 months	Reprice within 3-12 months	Reprice within 1-5 years	Reprice over 5 years	Non interest bearing	Total
Securities purchased under resale agreements	11,500	1,950	-	-	-	-	13,450
Investments in securities	-	30,827	14,271	24,282	57,421	16,642	143,443
Loans (included interbank and money market item)	329,702	65,832	72,392	52,781	15,576	5,968	542,251
Deposits (included interbank and money market item)	212,449	263,374	61,649	24,500	-	21,321	583,293
Securities sold under repurchase agreements	-	40	-	-	-	-	40
Borrowings	-	4,709	-	115	20,995	18	25,837

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

	Reprice on demand	Reprice within 1-3 months	Reprice within 3-12 months	Reprice within 1-5 years	Reprice over 5 years	Non interest bearing	Total
Securities purchased under resale agreements	26,300	-	-	-	-	-	26,300
Investments in securities	-	19,643	23,131	20,024	55,647	27,943	146,388
Loans (included interbank and money market item)	331,446	71,862	77,618	45,233	18,294	9,037	553,490
Deposits (included interbank and money market item)	235,257	258,554	56,097	20,261	-	24,090	594,259
Securities sold under repurchase agreements	-	-	-	-	-	-	-
Borrowings	-	4,523	-	-	20,495	12	25,030

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS December 31, 2002						
	Reprice on demand	Reprice within 1-3 months	Reprice within 3-12 months	Reprice within 1-5 years	Reprice over 5 years	Non interest bearing	Total
Securities purchased under resale agreements	11,500	1,950	-	-	-	-	13,450
Investments in securities	-	28,012	14,007	22,314	57,569	24,718	146,620
Loans (included interbank and money market item)	328,396	62,742	72,079	47,850	18,903	4,895	534,865
Deposits (included interbank and money market item)	209,404	261,436	61,066	24,494	-	21,300	577,700
Securities sold under repurchase agreements	-	-	-	-	-	-	-
Borrowings	-	4,709	-	-	20,715	18	25,442

Effective interest rate of financial instruments which are repriced within 1 year is not significantly differed from market rate. Effective interest rate of financial instruments which are repriced over 1 year is not significantly differed from the average interest rate of this financial year.

4.29.3 Interest earning and interest bearing financial instruments

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS June 30, 2003		
	Average	Interest	Average Rate %
Financial instruments			
Interbank and money market item (Assets)	65,114	290	0.9
Securities purchased under resale agreements	27,810	274	2.0
Investment in securities	143,326	2,747	3.8
Loans	406,742	11,179	5.5
Deposits and interbank and money market item (Liabilities)	600,621	4,352	1.5
Securities sold under repurchase agreements	40	-	-
Borrowings	25,597	667	5.2

Baht : Million

Financial instruments	THE CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002		
	Average	Interest	Average Rate %
Interbank and money market item (Assets)	96,888	807	1.7
Securities purchased under resale agreements	25,801	280	2.1
Investment in securities	123,597	2,523	4.1
Loans	421,477	11,781	5.6
Deposits and interbank and money market item (Liabilities)	622,102	6,060	1.9
Securities sold under repurchase agreements	13	-	-
Borrowings	25,656	678	5.3

Baht : Million

Financial instruments	THE BANK'S FINANCIAL STATEMENTS June 30, 2003		
	Average	Interest	Average Rate %
Interbank and money market item (Assets)	54,180	285	1.1
Securities purchased under resale agreements	33,578	274	1.6
Investment in securities	147,664	2,622	3.6
Loans	404,414	11,055	5.5
Deposits and interbank and money market item (Liabilities)	595,689	4,316	1.5
Securities sold under repurchase agreements	2	-	-
Borrowings	24,717	650	5.3

Baht : Million

Financial instruments	THE BANK'S FINANCIAL STATEMENTS June 30, 2002		
	Average	Interest	Average Rate %
Interbank and money market item (Assets)	90,309	799	1.8
Securities purchased under resale agreements	26,926	280	2.1
Investment in securities	130,108	2,427	3.7
Loans	423,911	11,658	5.5
Deposits and interbank and money market item (Liabilities)	620,379	6,021	1.9
Securities sold under repurchase agreements	2	-	-
Borrowings	25,331	660	5.2

4.29.4 Derivatives

Financial derivatives are financial instruments whose characteristics are derived from the underlying assets, or from interest and exchange rates or indices. The followings are the derivatives used by the Bank:

1. Forward exchange contracts which are agreements to buy or sell fixed amounts of currency at agreed rates of exchange on a specified future date.

2. Currency and interest rate swaps which are agreements to exchange, and on termination of the swap, re-exchange principal amounts denominated in different currencies and also involve the exchange of related interest payments.

3. Interest rate swaps which are agreements that involve the exchange of interest obligations with a counterparty for a specified period without exchanging the underlying or notional principal.

The Bank has set up objectives and policies to manage the foreign exchange risk and interest rate risk from the volatility of foreign exchange rates and interest rates by using the derivatives for serving the client's need and the Bank's assets and liability management purpose. These include forward exchange contracts, currency swaps, interest rate swaps. Such derivatives have different levels of exposures. However, the Bank control the counterparty risks by setting-up the credit limit based on the normal lending procedures.

The total notional amounts of the derivatives at the year end did not represent the incurred risks from derivative transactions. The risks arising from the derivatives will be depended on the changes in price of each derivative type.

The notional amount and the fair value of derivatives are as follows:

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS AND THE BANK'S FINANCIAL STATEMENTS

June 30, 2003

	Notional amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	142,930.7	1,624.0	144,554.7	484.1
Currency swap contracts	7,186.6	36,412.0	43,598.6	535.1
Interest swap contracts	8,460.4	52,821.9	61,282.3	628.8

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS AND THE BANK'S FINANCIAL STATEMENTS

December 31, 2002

	Notional amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	123,210.3	4,770.2	127,980.5	(460.2)
Currency swap contracts	14,984.1	28,335.3	43,319.3	349.6
Interest swap contracts	6,974.3	44,725.7	51,700.1	1,153.6

4.29.5 Fair value of financial instruments

Normally, fair value of financial instruments is their quoted market price. However, for many financial instruments, quoted market prices are not available. Fair values are based on estimate using present value or other valuation techniques. These techniques are significantly affected by the assumptions including discount rate and estimated cash flow. Hence, estimated fair value from different techniques may significantly differ from each other.

A summary of book value and fair value of financial instruments is as follows:

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2003		December 31, 2002	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market item	77,538.7	77,366.9	65,968.2	65,968.5
Securities purchased under resale agreements	26,300.0	26,300.0	13,450.0	13,450.0
Investment in securities	143,140.6	147,490.8	143,443.8	145,642.6
Loans and accrued interest receivables	412,723.0	415,263.0	409,158.1	412,121.6
Financial Liabilities				
Deposits and inter bank and money market items	599,337.4	599,976.4	583,293.8	583,556.1
Liabilities payable on demand	2,147.2	2,147.2	3,002.9	3,002.9
Securities sold under repurchase agreements	50.0	50.0	40.0	40.0
Borrowings	25,424.5	25,914.1	25,837.1	25,927.0
Interest payable on deposits	2,208.5	2,208.5	2,539.6	2,539.6

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2003		December 31, 2002	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market item	73,894.6	73,894.6	62,425.1	62,425.1
Securities purchased under resale agreements	26,300.0	26,300.0	13,450.0	13,450.0
Investment in securities	146,388.4	150,680.3	146,621.2	148,788.6
Loans and accrued interest receivables	411,148.2	413,688.2	407,792.6	410,755.7

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2003		December 31, 2002	
	Book Value	Fair Value	Book Value	Fair Value
Financial Liabilities				
Deposits and inter bank and money market items	594,258.6	594,895.3	577,700.2	577,960.7
Liabilities payable on demand	2,135.5	2,135.5	3,001.6	3,001.6
Securities sold under repurchase agreements	-	-	-	-
Borrowings	25,029.9	25,393.9	25,442.4	25,412.3
Interest payable on deposits	2,209.2	2,209.2	2,539.4	2,539.4

The following methods and assumptions were used by the Bank in estimating market values of financial instruments as disclosed herein:

Cash: The carrying amounts approximate fair value.

Interbank and money market items: Fair value calculated based on present value of estimated cash flows, using interest rate currently being in money market.

Securities purchased under resale agreements: The carrying values of securities purchased under resale agreements approximate fair value.

Investment in securities: Fair values for securities are based on estimated market prices as described in Note 3.2

Loans receivable and accrued interest receivable: For variable-rate loans that are repriced frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values of other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality or underlying collateral values, where applicable.

The carrying amount of accrued interest receivable approximates fair value.

Liabilities-deposit and interbank and money market items: The fair values disclosed for deposits which are payable on demand by the depositor, are equal to the carrying values of such deposits. Fair values for fixed-deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits.

The carrying amount of interbank and money market items approximates their fair value at the reporting date.

Liabilities payable on demand: The carrying amount of liabilities payable on demand approximates fair value.

Securities sold under repurchase agreements: The carrying value of securities sold under repurchase agreements approximates fair value.

Borrowings: The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Interest payable: The carrying amounts of interest payable approximate their fair values.

Off-balance-sheet instruments: Fair values for off-balance-sheet instruments are based on the difference between contract rate and spot rate at period end as adjusted with risk premium of the remaining terms of the agreements.

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

9 Rutchadaphisek Road, Ladyao, Jatujak, Bangkok 10900

Tel. (662) 544-1111, 937-7777 http://www.scb.co.th

- Translation from Thai Text -

BSS 460106 August 28, 2003

President,

The Stock Exchange of Thailand

Re: Exercise of Warrants to Purchase Preferred Shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued:	115,000,883 units
Term:	5 years (June 22, 1999 - June 22, 2004)
Exercise ratio:	1 unit of warrant is entitled to purchase 1 preferred share
Exercise price:	Baht 38.70 per share
Exercise date:	Every 3 months on March 22 June 22 September 22 and December 22

The Bank wishes to give notice that the warrant exercise date will be on September 22, 2003. The procedure for exercising warrants for preferred shares of the Bank is as follows:

Notice of exercise period:	September 8-21, 2003
Exercise date:	September 22, 2003
Place:	Siam Commercial Bank PCL's head office and all branches
Exercise procedure:	1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during these business hours: 09.30 a.m. - 15.30 p.m. for head office and branches in Bangkok Metropolitan 08.30 a.m. - 15.30 p.m. for other provincial branches 2. Form of exercise notice is obtainable at the Bank's head office and all branches.

3. The following documents must be delivered for the exercise
   (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in
   (2) Warrant certificates in the amount specified in the notice of exercise
   (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.

Warrants in scripless system: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificate and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to the holders.

Warrant exercise by non-Thai persons: Non -Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

- TRANSLATION FROM THAI TEXT -

BSS 460107 September 5, 2003

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on September 30, 2003 is as follows:

Conversion Notice: September 15 – 29, 2003

Exercise Date: September 30, 2003

Exercise Procedure:

(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(3) Documents required to be delivered for conversion are:

1. form of conversion notice as prescribed by the Bank;
2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation -

BSS. 460110 26 September 2003

The President,
The Stock Exchange of Thailand

Re: Audit Committee Member's Resignation

Dear Sir,

The Siam Commercial Bank PCL would like to inform that M.R. Disnadda Diskul, Chairman of the Audit Committee, has resigned from his position as Chairman and a Member of the Audit Committee of the Siam Commercial Bank PCL effective on 26 September 2003, because he has many other demanding commitments.

M.R. Disnadda Diskul will continue to serve as a member of the Siam Commercial Bank's Board of Directors.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

J - Wattanasiritham

(Khunying Jada Wattanasiritham)
President and CEO

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

- Translation from Thai Text -

BSS. 460111 September 29, 2003

President,

The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For September 22, 2003, the results of warrant exercise are as follows:

Warrants		
Initial issue	115,000,883	units
Already exercised	58,563	units
Exercise applications, this period	27,100	units
Outstanding unexercised warrants	114,915,220	units
Preferred Shares		
Preferred shares issuable for warrant exercise	115,000,883	units
Preferred shares already issued	58,563	units
Exercise applications, this period	27,100	units
Remaining preferred shares issuale	114,915,220	units
Warrant exercise in this period by nationality		
Non-Thai nationals	21,872	shares
Thai nationals	5,228	shares

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)

Executive Vice President,

Risk Management Group

- Translation from Thai Text -

BSS 460114 October 8, 2003

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the September 30, 2003 exercise date, applications for conversion were for 46,666,603 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	85,663	Shares
Number of preferred shares already converted	(675,792,628)	Shares
Conversion per this exercise date (September 30, 2003)	(46,666,603)	Shares
Convertible preferred shares outstanding	1,777,626,432	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	65,576,962	Shares
Previous conversion from preferred shares	675,792,628	Shares
Conversion per this exercise date (September 30, 2003)	46,666,603	Shares
Total ordinary shares outstanding	1,376,796,266	Shares
No. of new converted shares held by **foreign** shareholders	46,178,100	Shares
No. of new converted shares held by **local** shareholders	488,503	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Group

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111

Form for Report on Names of Members and Scope of Performance Of the Audit Committee

The Board of Directors Meeting of The Siam Commercial Bank Public Company Limited, at its Meeting No.10/2003 held on 15 October 2003 passed resolutions to appoint Mr. Maris Samaram, Member of the Audit Committee as the Chairman of the Audit Committee, to be effective on 15 October 2003 with the following details:

1. Names of members of the Audit Committee are as follows:

		Remaining terms of holding office
Chairman of the Audit Committee	Mr. Maris Samaram	1.7 year (s)
Member of the Audit Committee	Mr. Tiraphot Vajrabhaya	1.7 year (s)
Member of the Audit Committee	Mr. Pichai Chunhavajira	1.7 year (s)
Secretary to the Audit Committee	Ms. Kannikar Ngamsopee	

Remarks

1. Mr. Maris Samaram will retire from the Office as a bank director in Year 2006.
2. Mr. Tiraphot Vajrabhaya will retire from the Office as a bank director in Year 2006.
3. Mr. Pichai Chunhavajira will retire from the Office as a bank director in Year 2006.

2. The Audit Committee of the Bank has the scope of duties and responsibilities, and shall report to the Board of Directors on:
   1. Review the Bank's financial reports to ensure their accuracy and adequacy.
   2. Review the Bank's internal control and audit systems and ensure that they are appropriate and effective.
   3. Review and ensure the Bank's compliance with applicable laws and regulations.
   4. Select, review, and recommend the appointment of the Bank's auditor and the auditor's fee.
   5. Assess the results of the Bank's operations reported by relevant business unit which the Committee considers to be vital and advise the Board of Directors on their improvements and remedies.
   6. Ensure compliance with applicable regulations concerning disclosure of related party transactions and conflict of interest.
   7. Prepare the Audit Committee's report for publication in the annual report.
   8. Perform other tasks assigned by the Board of Directors and follow-up and assess the implementation deemed vital by the Audit Committee.

The Bank hereby certifies that the aforementioned members meet all the Qualifications prescribed by the Stock Exchange of Thailand.

J Wattanasiritham

(Khunying Jada Wattanasiritham)

President & Chief Executive Officer

16 October 2003

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Translation from Thai Text

No. Tor Thor. 31-460091 22 October, 2003

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of October 16,2003)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,967,310
	Debentures requested conversion	258,930
	Outstanding unconverted debentures	3,773,760
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	65,576,962
	Requested - conversion - common - stocks	8,630,995
	Outstanding common stocks for conversion	125,792,043
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	8,630,995

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Mr. Chatchaval Bhanalaph
Senior Executive Vice President
Corporate Banking Group

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ 9 ถนนรัชดาภิเษก แขวงลาดยาว เขตจตุจักร กรุงเทพฯ 10900 โทร. (0) 2544 1111
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Bangkok 10900 Thailand Tel. (0) 2544 1111